Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
August 26, 2016
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Melissa Rocha

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2015
Filed January 22, 2016
File No. 1-11749

Ladies and Gentlemen:
The following are the additional responses of Lennar Corporation (“Lennar”) to the comment contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 30, 2016, regarding the above referenced Form 10-K. The responses below are intended to incorporate and supplement the responses contained in the letters from Lennar dated March 25, 2016 and April 13, 2016 and to provide information requested by the Staff on calls with Lennar. For your convenience, the Staff’s comment precedes the supplemental response in this letter.
Pursuant to Rule 83 of the Commission’s Rules of Practice (17 C.F.R. §200.83), we are requesting confidential treatment for the Amended and Restated Agreement of Limited Partnership of Rialto Real Estate Fund II, LP, which is Exhibit D to this response letter. A paper copy of this response letter, which includes Exhibit D is being submitted under separate cover together with a request for confidential treatment of that document. In the event that the Staff receives a request for access to the document for which confidential treatment is requested, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that you notify us immediately so that we may further substantiate the request for confidential treatment. Please address any notifications of a request for access to this confidential information to the undersigned at 700 Northwest 107th Avenue, Miami, FL 33172, with a copy to David Collins, our Controller, at the same address.
Form 10-K for the fiscal year ended November 30, 2015
Rialto-Investments in Unconsolidated Entities, page 58
We note your response to our comment 2 from our letter dated March 1, 2016. In order to better understand the Company’s conclusion that the awards issued under the Carried Interest Plan are considered equity awards under ASC 718, please expand on your response to describe the substantive terms of the awards issued under the Carried Interest Plan and why an evaluation of those terms would not result in liability classification per the guidance under ASC 718-10-25-6 through ASC 718-10-25-19. In providing your response, please tell us how you considered that the awards entitle employees up to 40% of the distributions received by the Carried Interest Entity in your evaluation. In that regard, it would appear that the holders are entitled to the cash from the Carried Interest Distributions received from the funds and assigned by Rialto. Furthermore, given that it appears that the Carried Interest Plan will continue to be a method of providing additional compensation to employees assisting in managing the funds in your Rialto segment, the accounting for the Plan may become material to that segment and important for investors. As such, please confirm that you will expand your disclosures in your Critical Accounting Estimates section to disclose how the Company is accounting for the Carried Interest Plan including that expense recognition would precede the timing of the revenue recognized related to the underlying Carried Interest distributions; to the extent material or becomes material in that segment.
SUBJECT
Accounting for the Carried Interest Incentive Plan
Rialto Holdings, LLC, is a holding company that owns 100% of Rialto Investments, LLC and Rialto Capital Management, LLC, and conducts its activities through those entities and their subsidiaries (collectively, “Rialto” or the “Company”). Rialto is a leading commercial real estate investment management, asset management, and finance company focused on raising, investing and managing third-party capital, originating and securitizing commercial mortgage loans, and investing its own capital in loans, real properties and real estate related securities. Rialto is a wholly-owned subsidiary of Lennar, which is one of the largest publicly traded homebuilders in the U.S., a provider of financial services and a national developer of high-quality multifamily rental properties. Rialto’s primary business strategy is to raise, invest and manage third-party capital, as well as to invest its own capital, in its three major business lines investment and asset management, loan origination and securitization, and direct investments.
FACTS
During fiscal 2015, Rialto adopted a Carried Interest Incentive Plan (the “Plan”), which provides participants in the Plan the opportunity to benefit from distributions made by a fund or other investment vehicle (a “Fund”) managed by a subsidiary of Rialto. Each of the entities (“Carried Interest Entities”) in which interests have been awarded under the Plan was formed to be, and is, the general partner of a real estate related investment fund sponsored by Rialto. Thus, each of the entities contains in its Limited Liability Company Agreement a provision captioned “Purposes and Business” which states, in substantially identical language:
Purposes and Business. Except as restricted by this Agreement, the purposes and business of the Company are (a) to serve as the general partner (or manager or in a similar capacity) of the Fund, Investment Vehicles and other Entities and, directly or indirectly, any Entity in which the Fund, any Investment Vehicle or any other Entity of which the Company serves as a general partner (or manager or in a similar capacity) has a direct or indirect interest, (b) participate in the management of the Fund, Investment Vehicles and other Entities, and, directly or indirectly, any Entity in which the Fund, any Investment Vehicle or any other Entity of which the Company serves as the general partner (or manager or in a similar capacity) has a direct or indirect interest, and (c) to engage in any and all activities relating thereto or arising therefrom or reasonably necessary or incidental thereto.
Rialto Capital Management manages each of the Funds. As is customary with regard to fund managers, Rialto Capital Management is not the general partner of the funds it manages. That is because the general partner of a limited partnership is liable for all the debts and obligations of the partnership and an active asset manager does not want to put its assets at risk with regard to fund liabilities. Therefore, the manager of a fund that is organized as a limited partnership usually forms a limited liability entity that has no assets other than its interest in the fund to act as the general partner of the fund. Each of the entities in which interests have been awarded under the Plan was formed to act as the general partner of a Fund that was sponsored, and is managed, by Rialto Capital Management or a subsidiary.

Some of the entities in which interests have been awarded under the Plan and similar general partner entities were formed years before the Plan was created in June 2015. The oldest of the General Partner entities of which units have been awarded under the Plan was formed in 2012 to be the General Partner of Rialto Real Estate Fund II, LP. Another of the General Partner entities was formed in 2013 to be the General Partner of a Fund formed in that year. Other entities in which units have been awarded under the Plan were formed subsequently because the Funds of which they are the General Partners were formed more recently. The LLC Agreements of General Partner entities that had been formed before the Plan was created were amended in August 2015 to authorize units of the type contemplated by the Plan. Units issued under the Plan are either Class B or Class C units in the respective Carried Interest Entities.
Rialto Capital Management is also the advisor to two unrelated entities, and has assigned its right to receive incentive fees paid by those entities to a limited liability company, of which units have been awarded under the Plan. We do not expect distributions with respect to those units to be material.
The relevant terms of the units are as follows:
General Terms

•	As a legal matter, the units granted under the Plan are equity interests in limited liability companies.

•
Each person to whom units are awarded has a capital account with the Carried Interest Entity that is credited with the person’s contributions, if any, and the person’s distributive share of profits, and is debited with distributions made to the person and losses allocable to the person. Unit holders participate in all distributions made by the Carried Interest Entities.

•
The value of units awarded under the Plan is derived solely from the value of the Carried Interest Entities, of which they are units. They are a residual interest in substantive entities, entitled to share in the net assets of the Carried Interest Entities after provision for all liabilities, including upon liquidation. Changes in the value of the units are derived from changes in the value of the respective Carried Interest Entities (based on their profitability). The holders of the units are not protected in any way from downside risk, whether through put options, a mandatory redemption feature or otherwise, nor are the units subject to a guaranteed return.

•
Vested units may be transferred, provided that such vested units are transferred in accordance with the terms in the limited liability company agreement governing the applicable Carried Interest Entity. The transfer restrictions under the Plan with regard to unvested units are no different from transfer restrictions applicable to restricted stock issued under typical restricted stock plans. As is the case with regard to restricted stock, the units awarded under the Plan are not transferable until they vest (except to immediate family members who are subject to the forfeiture provisions). The restrictions on transfer in the limited liability company agreements require that the transferees be approved by the Managing Members of the applicable LLCs and that approval would not be unreasonably withheld. Such an approval requirement is standard in all of Rialto’s Fund documents and was included to afford protection regarding the nature of the investors that participate in the Funds (i.e., to ensure no competitors are investors and the Funds only have qualified investors, and to protect against laundering money, etc.).

•
The one provision of the Plan affecting transferability is a provision that if the employment of a participant is terminated for cause, or if a participant breaches in a material respect his or her non-compete agreement, even vested units will be forfeited. This functions as a protective clawback provision and is common for restricted stock plans.

•
The awards may, but are not required to, be conditioned on payment by the employees to whom they are awarded. To date, no awards have required payment by the employees. This is similar to many restricted stock plans. The consideration for awards (both the awards to date under the Plan and awards under restricted stock plans that do not require payment) are the services rendered by the employees. The fact that unit holders are not required to make any capital contributions, does not preclude the units from being considered a substantive class of equity, similar to when employees are not required to pay for awards of restricted shares of publicly traded stock and yet those shares are still considered to be a substantive class of equity.

•
The units settle as equity in the respective Carried Interest Entities and not in cash (there are no cash payment provisions included in the terms of the units issued under the Plan other than the contingent company repurchase option described below).

•	As holders of the settled units, the unit holders are entitled to their proportionate share of cash distributions made by the Carried Interest Entities as equity members of the entities.

•
The units issued under the Plan do not entitle the holders to voting rights; however, the lack of voting rights does not preclude the units from being considered a substantive class of equity. It is not uncommon for different classes of equity to have different voting rights. It is not at all unusual for a limited liability company, or any other form of entity (including a corporation), to issue nonvoting equity interests. The Delaware Limited Liability Company Act specifically contemplates that the LLC Agreement may grant “all or certain identified members or a specified class or group of the members” the right to vote. Indeed, the Delaware Limited Liability Company Act even contemplates the possibility that only certain of the managers or a specified class or group of managers may have the right to vote. Absence of voting rights is in no way inconsistent with the existence of equity interests.

Holders of the units are subject to the terms and conditions of the LLC agreement of the applicable Carried Interest Entity including the terms related to liquidations and returns of such Entity’s net assets. There are three ownership classes of units that may be issued under the Plan, two of which have no voting rights. The other class of units, retained by Rialto, has voting rights. All classes of units entitle the holders to receive distributions in proportion to their respective ownership percentages in the respective classes of units.
All classes of units of a Carried Interest Entity entitle the holders to share in all distributions made by the Carried Interest Entity. The class of units awarded to Rialto employees entitles the holders to receive, in total, up to 40% of the total distributions made by the Carried Interest Entity. All classes of units entitle the holder to receive distributions in proportion to their respective ownership percentage.

•
Vested units are retained by the participating employees upon termination of employment. The ability to receive distributions and realize value from the Carried Interest Entities is not limited to just receiving a share of profits while employed.

•
The Carried Interest Entity has the option to purchase all the vested units that a participant holds on the day the participant’s employment terminates at fair value when the option is exercised. The repurchase provision language under the Plan is as follows:

“If a Participant ceases to be employed by the Company or an Affiliate at a time when the Participant holds Vested Units, other than because of a termination of employment by the Company or an Affiliate for Cause, the Carried Interest Entity that issued the Vested Units will have the option, exercisable by a notice given to the Participant within 60 days after the day on which the Participant’s employment by the Company or an Affiliate terminates (or given by such later date as is six months and one day after the latest date that any of the Units Vested), to purchase all the Vested Units that the Participant holds on the day the Participant’s employment terminates for the sum equal to the Fair Market Value of those

Vested Units on the day the Company gives notice that it is exercising its option to repurchase the Units.”
The option does not apply to vested units the employee transfers before his or her employment terminates. An option to purchase upon termination of employment is common for a share-based incentive arrangement with employees (particularly when the underlying equity is not public) and because the repurchase feature is at fair value, the realization of value is still tied to a residual interest. It is not unusual for a non-public company that issues equity to employees to have the right to repurchase the equity when the person’s employment terminates for its fair value at the time of termination. Holders of units awarded under the Plan do not have put options or any other rights that protect them against loss if the value of their units falls. Rialto’s repurchase option under the Plan runs until the later of 60 days after the termination of employment or six months and one day after units vest as stated above in the language from the Plan.
Vesting

•
The units issued to employees are subject to vesting schedules and forfeiture provisions in the case of a termination of employment. Each time an award is made, the Committee that administers the Plan sets the vesting terms of the units that are the subject of that award.

•
Under each of the awards made to date, a total of 70% of the Plan awards vest in annual increments after the date of the first investor closing of the related Fund as follows: 10% vests during the first year after closing and 15% vests during each of the next four years. The requisite service period is also the vesting period.

•
Under each of the awards made to date, the final 30% vests on the later of the fifth anniversary of the first investor closing or the day the Fund is “Wound Up”. The Plan defines “Wound Up” with respect to a Fund as the time, as determined by the Committee, when all the material assets of the Fund have been sold or otherwise disposed of (whether or not all the Fund’s proceeds from sales of assets have been distributed).

•
In accordance with the vesting schedule, approximately 40% of the total value of the awards granted in 2015 was fully vested upon issuance as a predominant portion of the awards related to Funds that had closed prior to 2015. Rialto elected to amortize the remaining awards over the requisite service periods using a graded vesting approach (i.e., accelerated attribution by accounting for each tranche separately).

Distributions

•	Distributions by Carried Interest Entities are made from time to time as determined by the Managing Member (a Rialto subsidiary). There are no guaranteed distribution dates.

•
Distributions by Carried Interest Entities are of Available Cash. Available Cash is defined as gross revenues and cash available from unused invested capital and loan proceeds, after deduction for amounts necessary to pay operating expenses and amounts set aside by the managing member for restoration or creation of reserves. There is no requirement that all carried interest distributions received by a Carried Interest Entity be distributed to unit holders.

•
Each time there is a distribution by a Carried Interest Entity, 40% of the sum that is distributed goes to holders of units issued to employees of Rialto under the Plan, to be allocated among the holders of those units in proportion to the numbers of units of the Carried Interest Entity held by each of them.

•	Distributions upon liquidation are made essentially in the same proportions as normal distributions with some adjustments primarily to account for tax requirements. Cash or other property available for distribution may be distributed in the event of a change in control, bankruptcy or liquidation. In the event of bankruptcy or liquidation, distributions would be paid only after all obligations to creditors have been paid in full.

•
The Plan includes a provision that distributions with regard to unvested Class B or Class C units will be retained by the applicable Carried Interest Entity until the units vest or until at least 70% of the units that were the subject of an award to a person have vested, at which time all the accumulated distributions with regard to the still unvested units that were the subject of the award will be paid to that person. There is nothing about this provision that is inconsistent with awarded units being equity. Many restricted stock plans provide that the holder of restricted stock will be entitled to all dividends that are declared after the restricted shares are issued unless and until shares are forfeited. However, some restricted stock plans provide that no dividends will be paid with regard to restricted shares until they vest. If neither the right to receive dividends nor the absence of the right to receive dividends is inconsistent with restricted stock being equity, deferring distributions with regard to unvested units until 70% of the LLC units that were the subject of an award have vested is not inconsistent with the LLC units being equity. For the remaining 30% of the LLC units that are unvested at the time the other 70% of the LLC units have vested, distributions will also be paid to the holders and are not forfeitable.

Repurchase Option upon Termination of Employment

•
If a participant in the Plan ceases to be employed by Rialto or an affiliate, other than because of a termination for cause, each Carried Interest Entity in which the participant holds vested units will have the option to purchase all the participant’s vested units in that Carried Interest Entity for the amount equal to the fair value of those vested units on the day the Company gives notice that it is exercising its option to repurchase the units. This option is common for share-based payment arrangements with employees (particularly when the underlying entity is not public) and because the repurchase feature is at fair value, this option does not prevent the employee from bearing the risks and rewards that are normally associated with equity ownership and the realization of value still depends on the value of the residual interest in the Carried Interest Entity.

•	Besides the repurchase option described above, there are no cash settlement provisions that enable a participant to monetize units that are awarded to the participant, other than selling them..

•
The Company is estimating that few, if any, forfeitures will occur with regard to the units. Therefore, it is not probable that the employment of any individual holder of the units will voluntarily terminate or be terminated by the Company for any reason, including due to death or disability, prior to the employee holding vested units for at least six months after vesting.

•	There is no obligation to settle the awards granted with a variable number of units.

•	The units are not indexed to a factor that is not a market, performance or service condition.

•
The Company has the intent and ability to settle the units in equity. Each Carried Interest Entity has the number of authorized and unissued units of each class equal to the maximum number of units of the class it may issue under the Plan.

•
Participants are required to elect immediate taxation under Section 83(b) of the Internal Revenue Code in order to receive awards of units. The Plan does not contemplate that the Company will withhold equity interests to satisfy any taxes due. Instead, the Plan requires Carried Interest Entities to make advance distributions to provide participants with funds they need to make tax payments resulting from their Section 83(b) elections or taxable income or gains allocable to them with regard to the units they hold. The advance distributions are credited against distributions to which employees subsequently become entitled with regard to the units they hold.

Severance Payment Provision

•
The Plan provides that upon termination of employment other than for cause, a Participant will be paid the Participant’s base salary for one, two or three months following termination of employment. This was included as consideration for the non-compete provisions of the Plan that extend past the termination of employment. This provision is not related to the participant’s ownership of units awarded under the Plan. It applies once a person has been awarded units under the Plan, even if all of those units are forfeited. The fact that a provision of the Plan gives participants a right to small severance payments does not impact whether units awarded under the Plan are equity interests or profit participations as such severance payments are accounted for separately (they are not linked in any way to the units under the Plan other than being provided to employees that are also granted units).

The Company has concluded the following:

1.
70% of the currently outstanding units should be accounted for as a grant of a substantive class of equity pursuant to FASB Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation (“ASC 718”).

2.	The units that are within the scope of ASC 718 should be classified by the Company as equity awards pursuant to ASC 718.
QUESTION 1
Are 70% of the currently outstanding units a substantive class of equity pursuant to ASC 718?
CONCLUSION 1
Yes. 70% of the currently outstanding units are considered a substantive class of equity pursuant to ASC 718.
In reaching this conclusion, we considered the guidance included in Issue 28(a) and Issue 40(b) of Emerging Issues Task Force Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 (“EITF 00-23”), which provide certain factors to consider in determining whether an award is a substantive class of equity. Although this guidance was nullified by ASC 718 (previously issued as FASB Statement No. 123(R), Share-Based Payment), we believe it is still relevant in providing factors to consider in determining whether the units represent a substantive class of equity. That is, although the EITF was interpreting APB Opinion No. 25 rather than SFAS 123(R), the EITF was still assessing the same fundamental issue as to the nature and substance of such an award. Issue 28(a) of EITF 00-23 addresses stock compensation granted to subsidiary employees based on tracking stock issued by the parent. Paragraphs 125 and 126 of EITF 00-23 state the following:
If a tracking stock is not substantive, the Task Force concluded that while the stock may be legal equity of the parent, it is not equity for accounting purposes under Opinion 25 of either the parent or the subsidiary to which it tracks. In that case, the award should be accounted for as a cash-based or formula arrangement in both the separate financial statements of the subsidiary whose employees receive the award and in the consolidated financial statements.
In determining whether a tracking stock is substantive, the Task Force noted that an entity should consider the reason(s) for issuance, whether the shares have been issued to substantive third parties, and the voting rights of those shareholders in comparison to the rights of holders of the parent company stock. The Task Force also observed that a tracking stock is substantive if it is publicly traded.
Issue 40(b) of EITF 00-23 addresses whether a profits interest award granted to an employee should be accounted for as variable or fixed. Paragraphs 217 and 218 of EITF 00-23 state the following:

The Task Force observed that the terms of a profits interest award vary from plan to plan. Depending on the terms of the profits interest award, that interest may be similar to the grant of an equity interest (restricted stock that is subordinate to existing equity), a stock option (the right to purchase an interest at a future date at a specified strike price), a stock appreciation right (the right to receive, in cash, an amount equal to the appreciation in the fair value of an underlying profits interest), or a profit-sharing arrangement.
The Task Force reached a consensus that a profits interest award should be accounted for based on its substance. The Task Force observed that the terms of the plan that should be considered in determining how to account for a profits interest award include the investment required, the liquidation or repayment provisions, and the provisions for realization of value. All facts and circumstances surrounding the award should be considered in making that judgment.
We also considered an SEC Staff speech at the December 2006 AICPA National Conference on Current SEC and PCAOB Developments by Joseph B. Ucuzoglu, Professional Accounting Fellow. Mr. Ucuzoglu stated, in part, the following (emphasis added):
Public companies often create special classes of stock to more closely align the compensation of an employee with the operating performance of a portion of the business with which he or she has oversight responsibility. That is, rather than granting an equity interest in the parent company, employees are granted instruments whose value is based predominantly on the operations of a particular subset of the parent's operations. The staff has observed the use of these arrangements in diverse industries, ranging from the grant of an interest in a group of restaurants that an employee oversees, to the grant of an interest in a particular investment fund that an employee manages.
Several accounting issues arise when a special class of stock is granted to employees. First and foremost, one must look through the legal form of the instrument to determine whether the instrument is in fact a substantive class of equity for accounting purposes, or is instead similar to a performance bonus or profit sharing arrangement. When making this determination, all relevant features of the special class must be considered. There are no bright lines or litmus tests. When few if any assets underlie the special class, or the holder's claim to those assets is heavily subordinated, the arrangement often has characteristics of a performance bonus or profit-sharing arrangement. Instruments that provide the holder with substantive voting rights and pari passu dividend rights are at times indicative of an equity interest. Consideration should also be given to any investment required, and any put and call rights that may limit the employee's downside risk or provide for cash settlement. Many of these factors were contained in Issues 28 and 40 of EITF Issue 00-23, which provided guidance on the accounting under Opinion 25 for certain of these arrangements.
When the substance of the instrument is that of a performance bonus or profit sharing arrangement, it should be accounted for as such. In those circumstances, any returns to the employee should be reflected as compensation expense, not as equity distributions or minority interest expense. Further, if the employee remitted consideration at the outset of the arrangement in exchange for the instrument, such consideration should generally be reflected in the balance sheet as a deposit liability.
We further considered other accounting firm interpretive guidance (see Exhibits E-G under a separate cover). While such interpretive guidance provides factors to consider, they all emphasize the need for judgment based on the specific facts and circumstances associated with the award. Notably, one of the firms includes an example of an award similar to the units issued to the Company’s employees that is deemed a substantive class of equity (see KPMG’s “Example 4.34: Promote Units”).

Lastly, we considered the guidance in FASB Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”), which describes the characteristics of equity. Paragraphs 60 through 63 of CON 6 state the following (footnotes omitted) (emphasis added):
In a business enterprise, the equity is the ownership interest. It stems from ownership rights (or the equivalent) and involves a relation between an enterprise and its owners as owners rather than as employees, suppliers, customers, lenders, or in some other nonowner role. Since equity ranks after liabilities as a claim to or interest in the assets of the enterprise, it is a residual interest: (a) equity is the same as net assets, the difference between the enterprise's assets and its liabilities, and (b) equity is enhanced or burdened by increases and decreases in net assets from nonowner sources as well as investments by owners and distributions to owners.
Equity sets limits, often legal limits, on distributions by an enterprise to its owners, whether in the form of cash dividends or other distributions of assets. Owners' and others' expectations about distributions to owners may affect the market prices of an enterprise's equity securities, thereby indirectly affecting owners' compensation for providing equity or risk capital to the enterprise (paragraph 16). Thus, the essential characteristics of equity center on the conditions for transferring enterprise assets to owners. Equity-an excess of assets over liabilities-is a necessary but not sufficient condition; distributions to owners are at the discretion and volition of the owners or their representatives after satisfying restrictions imposed by law, regulation, or agreements with other entities. Generally, an enterprise is not obligated to transfer assets to owners except in the event of the enterprise's liquidation unless the enterprise formally acts to distribute assets to owners, for example, by declaring a dividend. Owners may sell their interests in an enterprise to others and thus may be able to obtain a return of part or all of their investments and perhaps a return on investments through a securities market, but those transactions do not normally affect the equity of an enterprise or its assets or liabilities.
An enterprise may have several classes of equity (for example, one or more classes each of common stock or preferred stock) with different degrees of risk stemming from different rights to participate in distributions of enterprise assets or different priorities of claims on enterprise assets in the event of liquidation. That is, some classes of owners may bear relatively more of the risks of an enterprise's unprofitability or may benefit relatively more from its profitability (or both) than other classes of owners. However, all classes depend at least to some extent on enterprise profitability for distributions of enterprise assets, and no class of equity carries an unconditional right to receive future transfers of assets from the enterprise except in liquidation, and then only after liabilities have been satisfied.
Equity is originally created by owners' investments in an enterprise and may from time to time be augmented by additional investments by owners. Equity is reduced by distributions by the enterprise to owners. However, the distinguishing characteristic of equity is that it inevitably is affected by the enterprise's operations and other events and circumstances affecting the enterprise (which together constitute comprehensive income-paragraph 70).
In evaluating the guidance above, we believe that 70% of the currently outstanding units represent a substantive class of equity. We believe the following factors indicate that those units are a substantive class of equity:

•	The units represent legal form equity of the Carried Interest Entities.

•
In the event that a grantee is terminated for any reason (other than for cause) subsequent to having met the vesting conditions, the grantee will either have their vested units repurchased at fair value or will retain their vested units and will be eligible to continue to receive distributions on such vested units. In other words, realizing the value of vested units and retaining a residual interest are not conditioned on the employee providing continuing services once vested. If the units only provided the ability to receive distributions while employed and were forfeited upon termination (regardless of any stated vesting provisions), this would be indicative of a profit-sharing arrangement. The units issued by the Company have substantive vesting conditions and allow for the retention of equity interests once vested (irrespective of employment, unless terminated for cause).

•
The employees that receive units are entitled to residual interests in the Carried Interest Entity (i.e., what remains after all liabilities have been satisfied). In reaching this conclusion, we considered the following factors:

◦
The units participate in distributions on a proportionate and pari passu basis along with the other classes of equity in a Carried Interest Entity, including the Class A units held by the Company. The distinguishing characteristic of equity is that equity derives its value from its right to participate in the distributions of an entity’s assets (after all liabilities have been satisfied) based on the entity’s profitability. Realization of value is tied directly to the underlying value of and the residual interests in the Carried Interest Entity. The units have the substantive right to participate in distributions and realize value based on the net assets of the Carried Interest Entity, whether through normal distributions or upon a liquidity event (including liquidation of the Carried Interest Entity). Such right to participate in distributions and realize value is not tied to a percentage of profits or distributions solely while employed. All classes of equity holders in the Carried Interest Entity share in distributions in proportion to ownership percentages. The only difference between Class A holders and Class B and C holders is that Class B and C holders do not have voting rights.

◦
The units are subject to both upside and downside risk (i.e., the ability to realize returns beyond a grantee’s initial investment and ability to realize losses on the grantee’s initial investment, which is in the form of services).

◦
The grantees are not protected in any way, whether through a put option or redemption feature (refer to the analysis below under CONCLUSION 2 for a discussion of the Company’s repurchase option), from downside risk nor are the units subject to a fixed guaranteed return. Rather, the value of the units is derived from changes in the value of the Carried Interest Entity.

•
While the units issued under the Plan do not have voting rights, this would not preclude the units from being considered a substantive class of equity. Voting rights are usually attached only to equity interests, but not all equity interests have voting rights-hence the presence of voting rights could suggest an equity interest, but the absence of voting rights does not preclude equity classification.

•	Under the LLC Agreement of each of the Carried Interest Entities, members’ units may be transferred with the consent of the Managing Member, which may not be unreasonably withheld.

•
While the unit holders have not to date been required to make any capital contributions, this would not preclude the units from being considered a substantive class of equity as this characteristic is common to many share-based payment arrangements with employees. In these arrangements, consideration for the equity instrument is received in the form of services.

•
While the units are subject to forfeiture or call provisions upon certain triggering events (i.e., termination of employment), this would not preclude the units from being considered a substantive class of equity as this is not uncommon with regard to share-based payment arrangements. Rather, the call provisions are further evaluated to determine the impact, if any, on the classification of the units, as discussed below under CONCLUSION 2.

•
The assets of a Carried Interest Entity are limited to the carried interest cash flows arising from a particular Fund, as opposed to the cash flows arising from a more complete set of assets, such as a business. Mr. Ucuzoglu’s speech indicates that when “few if any assets underlie the special class,” that may be indicative of a bonus or profit-sharing arrangement. However, we believe that factor is not determinative, and that a reasonable interpretation is that an entity holding only one asset, which is substantive and associated with the applicable Fund, can nonetheless issue substantive classes of equity related to the ownership of that particular asset.

Therefore, based on the above, we believe 70% of the currently outstanding units represent a substantive class of equity. Given the lack of definitive authoritative guidance, the analysis requires significant judgment based on the relevant facts and circumstances. In analyzing the above factors, we placed significantly more weight on the fact that 70% of the currently outstanding units are subject to vesting over a fixed period, and once vested, the employee retains residual interests for which realization of value is tied to the underlying net assets of the respective Carried Interest Entity.
While some of the interpretive guidance refers to voting rights, transferability, initial investment, and repurchase provisions, we placed less weight on those factors because it is common for privately-held entities to issue equity interests to employees that do not have voting rights, limited transferability even after vesting, no investment required other than the provision of services, and are subject to repurchase provisions (repurchase provisions provide liquidity to employees since the equity is not public or limit the number of shareholders in the entity if grantees are no longer employed). Such factors do not indicate that such equity interests are not substantive classes of equity, particularly since they are common features of ASC 718 equity awards. In addition, while the assets of a Carried Interest Entity are limited, we believe the Fund investment held by the Carried Interest Entity is substantive, and distributions and realization of value are tied to a substantive Fund investment.
We note that our emphasis of the importance of the vesting condition is consistent with guidance found in the KPMG example referred to above. In that example, KPMG concludes that equity classification is appropriate because (for ease of reading, nouns in the KPMG example have been replaced with the relevant nouns for our fact pattern):
[Carried Interest Entity] financial statements are included in the consolidated financial statements of [Lennar], thus [Carried Interest Entity] employees are considered to be employees of the consolidated group; A vesting schedule is established indicating that the units were issued in connection with a performance-based condition with services provided to the consolidated group ([Lennar]).
Accordingly, compensation cost related to the promote units awarded to [Lennar’s] employees, which is based on the grant-date fair value, should be recognized over the three-year service period.
The PwC and EY guidance also points to vesting as a relevant factor to consider.
Further, we note that ASC 718-10-15-3 states:
The guidance in the Compensation-Stock Compensation Topic applies to all share-based payment transactions in which an entity acquires employee services by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee that meet either of the following conditions:

a.
The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. The phrase “at least in part” is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.

b.	The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.
As the Company is acquiring employee services in exchange for the issuance of the units, which represent a substantive class of equity instruments as discussed above, 70% of the currently outstanding units are within the scope of ASC 718.
After further consideration, we recognize that the final 30% of the currently outstanding Plan awards, which remain unvested at the time the other 70% of the LLC units have vested, and for which distributions will also be paid to the holders and are not forfeitable, contain vesting terms that are not as substantive as the initial 70%. That is, the ability to continue to receive distributions and realize value on those units is subject to continued employment until at the earliest, the applicable Fund is “Wound Up.” While it was not the Company’s intention to have the accounting of these awards differ from the initial 70%, given the significance of the weight placed on vesting in our analysis, we believe these awards may be viewed as having characteristics of a profit-sharing arrangement. Treating the final 30% of the currently outstanding awards as a profit-sharing arrangement vs. an equity award under ASC 718 does not result in a material impact to the Company’s financial statements. This is because profit-sharing accounting results in an expense when distributions become payable to participants of the Plan as a result of carried interest payments received by a Carried Interest Entity from a Fund, and those amounts have not been material to date. We are currently considering potential modifications to these awards to more closely align the vesting of the final 30% with the vesting of the initial 70%.
QUESTION 2
With respect to 70% of the currently outstanding units, should those units be classified as equity awards pursuant to ASC 718?
CONCLUSION 2
Yes. The units should be classified as equity awards. This analysis only pertains to 70% of the currently outstanding units that are substantive classes of equity as the other 30% is not subject to the provisions of ASC 718.
ASC 718-10-25-6 states:
This paragraph through paragraph 718-10-25-19 provide guidance for determining whether certain financial instruments awarded in share-based payment transactions are liabilities. In determining whether an instrument not specifically discussed in those paragraphs shall be classified as a liability or as equity, an entity shall apply generally accepted accounting principles (GAAP) applicable to financial instruments issued in transactions not involving share-based payment.
Accordingly, we analyzed ASC 718-10-25-7 through 25-19, as well as ASC 718-10-35-9 through 35-14, to determine whether any features would cause the units to be classified as liabilities. Our evaluation was as follows:
ASC 718-10-25-7 and 25-8: Awards that would be classified as liabilities under ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).
Evaluation: There are three types of instruments that, under ASC 480, would require liability classification. The units do not meet any of those requirements because they do not represent mandatorily redeemable financial instruments, obligations to repurchase equity shares, or obligations to issue a variable number of shares as described in ASC 480.

ASC 718-10-25-9 and 25-10: Awards subject to repurchase features in which the employee is not subject to the risks and rewards of share ownership for a reasonable period of time.
Evaluation: ASC 718-10-25-9 states (emphasis added):
Topic 480 does not apply to outstanding shares embodying a conditional obligation to transfer assets, for example, shares that give the employee the right to require the employer to repurchase them for cash equal to their fair value (puttable shares). A put right may be granted to the employee in a transaction that is related to a share-based compensation arrangement. If exercise of such a put right would require the entity to repurchase shares issued under the share-based compensation arrangement, the shares shall be accounted for as puttable shares. A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met:

a.
The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued. An employee begins to bear the risks and rewards normally associated with equity share ownership when all the requisite service has been rendered. A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control (such as an initial public offering) would not meet this condition until it becomes probable that the event will occur within the reasonable period of time.

b.	It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.
For this purpose, a period of six months or more is a reasonable period of time.
We also considered Deloitte’s interpretive guidance at ASC 718-10-25 (Q&A 38), Impact of Contingent Repurchase Features Triggered by an Employer Call Option on the Classification of Share Awards, which provides the following guidance on contingent call repurchase features and states, in part (emphasis added):
[…]
ASC 718-10-25-9(b) requires liability classification of share awards when (1) the issuer (employer) has the ability to call the shares upon the vesting of the awards and (2) it is probable that the call option will be exercised before the employee has been subject to the risks and rewards normally associated with share ownership for at least six months from the date the share awards vest.
An entity should first analyze a contingent call option that becomes exercisable only upon the occurrence of a specified future event (i.e., the triggering event) to determine if it is probable that the triggering event will occur on an individual-employee basis. For repurchase features that are measured at fair value as of the repurchase date, this probability assessment should cover the period during which the shares are immature (i.e., within six months of vesting). For repurchase features that are not measured at fair value as of the repurchase date, this probability assessment should generally cover the period during which the repurchase feature is outstanding. Whether the shares are immature or mature is generally not relevant for the probability assessment since the employee would generally not be subject to the risks and rewards of share ownership if the non-fair-value repurchase feature is exercised regardless of whether the repurchase feature is exercised six months after the share vests. In addition, this probability assessment may be performed regardless of whether the occurrence of the triggering event is in the control of the party that can exercise the repurchase feature (i.e., the employer). If it is not probable that the triggering event will occur while the shares are immature (for fair value repurchase features) or at any time before the repurchase feature expires (for non-fair-value repurchase features), the repurchase feature will not result in liability classification. If it is probable that the triggering event will occur while the shares are immature (for fair value repurchase features) or at any time before the repurchase feature expires (for non-fair-value repurchase features), an entity should analyze the repurchase feature as if it is noncontingent (that is, as if the triggering event already occurred). See 718-10-25 (Q&A 16) for a discussion of the accounting for noncontingent repurchase features triggered by an employer call option.
Entities must continually assess share awards to ensure that they are appropriately classified. Awards may initially be classified as equity awards but, as a result of a change in probability assessment, may subsequently be classified as liability awards. Likewise, awards that are initially classified as liability awards may subsequently be classified as equity awards if, for example, (1) there is a change in the probability assessment, (2) the repurchase feature expires, or (3) the shares are held for at least six months after share awards vest for fair value repurchase features (i.e., the shares are no longer immature).
It is not necessary for an entity to consider the requirements under ASC 480-10-S99-3A for a repurchase feature triggered by an employer call option because the redemption feature is solely within the control of the employer. ASC 480-10-S99-3A only applies to awards with redemption features not solely within the control of the issuer (employer). That is, a share award with terms that allow the employer to repurchase the shares will never be classified as temporary equity.
In evaluating the guidance in ASC 718-10-25-9, ASC 718-10-25-9(b) is applicable because the Company holds a call option on vested units (versus ASC 718-10-25-9(a), which addresses puttable shares). Under this guidance, awards with fair value repurchase features for which the underlying shares are expected to be held for at least six months after such share awards vest (i.e., the shares are no longer immature) would qualify for equity classification.
Accordingly, we believe that it is appropriate to assess the probability of the specified termination events that trigger the repurchase feature on an individual-by-individual basis. The Company should continually assess the probability of termination prior to the units becoming mature, and to the extent that it becomes probable that any individual employee will terminate and therefore trigger the call option described above, reclassification of any immature units held from equity-classified awards to liability-classified awards may be necessary for that individual employee (unless the Company has the intent and ability to wait until six months after such units are vested before it repurchases the units). Currently, the Company does not believe that it is probable that any of the units will be repurchased prior to six months after vesting (this probability is assessed on an employee-by-employee basis).
ASC 718-10-25-11 and 25-12: Awards of options or similar instruments on shares for which (1) the underlying shares are classified as liabilities or (2) the options or similar instruments can be required to be settled in cash or other assets.
Evaluation: ASC 718-10-25-11 and 25-12 are not applicable as the units are not options or similar instruments.
ASC 718-10-25-13 through 25-14A: Awards with conditions or other features that are indexed to something other than a market, performance, or service condition.

Evaluation: As noted above, the units are not indexed to any such conditions.
ASC 718-10-25-15: Awards that are substantive liabilities and awards for which the employer can choose the method of settlement but does not have the intent or ability to settle with shares.
Evaluation: ASC 718-10-25-15 specifies that an entity should evaluate the substantive terms of the award, past practices of the employer, and ability to deliver shares to determine the award's classification. Other than the call options evaluated separately above, there are no provisions for cash settlement and the awards are settled with units, a substantive class of equity. The Carried Interest Entity is required and has the intent and ability to settle the units in equity. Neither the Company nor its consolidated subsidiaries have a practice of cash settling or repurchasing share-based payment awards in a manner that would prevent the employees from bearing the risks and rewards of equity ownership for a reasonable period of time. Further, each Carried Interest Entity has a sufficient number of unissued and authorized units to settle all of the awards granted.
ASC 718-10-25-16 and 25-17: Exclusion of awards of share options that permit employees to effect a broker-assisted cashless exercise.
Evaluation: ASC 718-10-25-16 and 25-17 are not applicable as the units are not options.
ASC 718-10-25-18 and 25-19: Exclusion of awards that provide for the repurchase of shares to meet the employer’s minimum statutory withholding requirements.
Evaluation: The Company has a past practice of withholding equity interests on behalf of its unit holders to satisfy any taxes due. However, under the Plan, because a participant is required to make an election under Section 83(b) of the Internal Revenue Code as a prerequisite to receiving an award, if there were any withholding, it would occur when the award is granted and would be satisfied in cash. The Plan provides for advanced distributions by the Carried Interest Entities (which are credited against actual distributions when they are made) to enable participants to pay taxes. Therefore, other than the initial cash payment provided to participants upon grant of the awards due to a Section 83(b) election, there are no net-settlement provisions (that is, provisions that would cause the repurchase of units) associated with the Plan to meet any participant tax obligation.
ASC 718-10-35-9 through 35-14: Awards that become subject to other applicable GAAP.
Evaluation: ASC 718-10-35-9 through 35-14 are not applicable as they apply to awards originally accounted for as employee share-based payment transactions that are modified when the holder is no longer an employee. The grantees of the units are employees of the Company and the units have not been modified.
Based on the above guidance (which includes Issues 28(a) and 40(b) of EITF 00-23, an SEC Staff speech, other firms’ interpretative guidance, CON 6 and ASC 718) and evaluation, we determined that 70% of the units currently issued under the Plan are considered a substantive class of equity accounted for under ASC 718 as those units represent a legal form of equity, have substantive vesting conditions, allow for the retention of equity interests once vested and have substantive rights to participate in distributions of the Carried Interest Entities’ net assets. There are some factors that although present, do not preclude equity classification, such as the absence of voting rights, restrictions on transfers of vested units unless approved by the Managing Member (which may not be unreasonably withheld), no initial investment by the unit holders, limited assets and the forfeiture and call provisions included within the Plan. As mentioned before, this analysis required significant judgment given the lack of definitive authoritative guidance and we based the analysis on the relevant facts and circumstances. We placed more weight on the positive factors such as substantive vesting conditions, the retention of equity interests once vested and the substantive rights to participate in distributions and less weight on the negative factors as they are more common for privately-

held entities. For the other 30% of the currently outstanding units that do not have substantive vesting conditions, those units are accounted for as a profit-sharing arrangement outside the scope of ASC 718.
Furthermore, we also determined that 70% of the currently outstanding units that are within the scope of ASC 718 do not meet the conditions that would require liability classification as (1) the units do not represent mandatorily redeemable financial instruments, obligations to repurchase equity shares, or obligations to issue a variable number of shares; (2) the units are not indexed to something other than a market, performance or service condition; (3) the awards are settled with units (the Company has both the intent and ability to settle the awards with units), a substantive class of equity, and there are no cash settlement provisions other than the call options, which do not preclude equity classification as the repurchase amounts are valued at fair value upon exercise and the awards are expected to be held for at least six months after such awards vest; (4) the units are not options or similar instruments that require further evaluation for potential cash settlement provisions; (5) under the Plan, if there was any withholding of equity interests to satisfy taxes due from unit holders, it would occur when the award is granted and would not affect the participant’s ownership of the remainder of the awarded units (there is no net-settlement or repurchase of such remaining units for participant tax obligations); and (6) the units are not subject to the provisions of other GAAP regarding modifications of awards as the grantees of the units are employees of the Company and the units have not being modified.
Based on the above, the Company has determined that 70% of the currently outstanding units are appropriately classified as equity awards under ASC 718 and 30% of the units are part of a profit-sharing arrangement. We are currently considering potential modifications to these awards to more closely align the vesting of the final 30% with the vesting of the initial 70%.
As requested, we have attached the following documents that are representative of the documents described in this response letter as exhibits:
Exhibit A. Carried Interest Incentive Plan
Exhibit B. Form of Carried Interest Unit Award Agreement (Fund II)
Exhibit C. Amended and Restated Limited Liability Company Agreement of Rialto Partners GP II, LLC
Exhibit D. SUBJECT TO CONFIDENTIAL TREATMENT REQUEST Amended and Restated Agreement of Limited Partnership of Rialto Real Estate Fund II, LP*
*NOTE: THIS EXHIBIT IS SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAS BEEN OMITTED FROM THE EXHIBITS BEING SUBMITTED WITH THIS LETTER. A COMPLETE, UNREDACTED COPY OF THIS EXHIBIT IS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY’S CONFIDENTIAL TREATMENT REQUEST.
In addition, we have also included within this letter the following exhibits containing interpretative accounting guidance of firms other than Deloitte & Touche:
Exhibit E. PwC Stock Compensation Guide (excerpt on profits interests)
Exhibit F. EY Stock Compensation Guide (excerpt on profits interests)
Exhibit G. KPMG Stock Compensation Guide (excerpt on profits interests)
In responding to the Staff’s comments, Lennar acknowledges that (i) Lennar is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Lennar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please contact the undersigned at (305) 229-6584 or David Collins at (305) 485-2062.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Ameen Hamady

1 RIALTO HOLDINGS, LLC CARRIED INTEREST INCENTIVE PLAN 1. Purpose of the Plan The purpose of the Plan is to enable selected members of the management of the Company, employees of the Company and its subsidiaries who are involved in the management of investment funds or other investment vehicles and employees of Affiliates of the Company who contribute to the success of the Company to participate in carried interests from investment funds and other investment vehicles managed by the Company or its subsidiaries, and by doing that to (a) compensate Participants for services rendered to Carried Interest Entities, (b) increase the incentive of Participants to maximize the success of the Company and the returns generated by the funds and other investment vehicles, (c) assist the Company in recruiting persons to assist in the management of the Company or of the investment funds and other investment vehicles that are managed by the Company or its subsidiaries, and (d) incentivize Participants to remain employed by the Company. 2. Definitions The following definitions apply to terms used in the Plan: (a) “Advance Distribution” means a distribution with regard to Awarded Units to be made as described in Section 10. (b) “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. (c) “Award Agreement” means an agreement entered into by a Participant evidencing the terms and conditions of an individual award pursuant to the Plan. Each Award Agreement is subject to the terms and conditions of the Plan. (d) “Awarded Units” means Units that are awarded to a Participant pursuant to the terms of the Plan and an Award Agreement. Awarded Units may be Class B Units or Class C Units. (e) “Carried Interest” means a partnership interest or equity interest in an investment fund or other investment vehicle that entitles the holder to receive distributions from the investment fund or other investment vehicle after limited partners or other investors have received distributions equal to the amounts they have invested plus, in some instances, specified returns on those amounts. (f) “Carried Interest Entity” means a limited liability company or other form of entity that holds the Carried Interest in an investment fund or other investment vehicle managed by an Affiliate of the Company. Exhibit A

2 (g) "Cause" means, with regard to the reason a Participant's employment is terminated, (i) willful or gross misconduct or willful or gross neglect in the performance of the Participant's employment responsibilities, (ii) repeated failure to comply with directions of superiors at the Company or its controlling Affiliates, or at the entity in which the Participant is employed, (iii) failure to comply with written policies and practices of the Company or its controlling Affiliates, or of the entity in which the Participant is employed, after being given notice and an opportunity to cure, (iv) the commission of a felony, a crime involving moral turpitude, fraud, dishonesty, breach of trust or unethical business conduct, or a crime involving the Company or its Affiliates, (v) embezzlement or other misappropriation of funds or assets belonging to the Company or its Affiliates, (vi) any illegal act detrimental to the Company or its controlling Affiliates, (vii) a material breach of the Participant's employment agreement (if any), the Non-Competition Agreement, the Plan or the Participant's Award Agreement, (viii) acts or omissions constituting a material failure to perform substantially and adequately the duties assigned to the Participant, (ix) repeated failure to devote substantially all the Participant's business time and efforts to the Company or an Affiliate if required by the terms of the Participant's employment, or (x) violation of a rule or policy of the Company or its controlling Affiliates or of the entity in which the Participant is employed that states that violation of the policy may result in termination of employment. (h) “Change of Control” means a transaction or series of related transactions by which a person or group (as that term is defined for purposes of the Securities Exchange Act of 1934, as amended) acquires beneficial ownership of more than 50% in voting power of the equity of the Company, provided that a transfer of ownership to, or other transaction with, Lennar or one or more of its majority owned subsidiaries will not constitute a Change of Control. Notwithstanding the foregoing, a transaction (or series of transactions) will not be deemed to involve a Change of Control if the Company becomes a direct or indirect wholly owned subsidiary of a holding company and the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of Lennar’s voting stock immediately prior to such transaction or the shares of the Company’s voting stock outstanding immediately prior to such transaction are converted into, or exchanged for, a majority in voting power of the voting stock of such holding company immediately after giving effect to such transaction. (i) “Class A Unit” means a Unit in a Carried Interest Entity with the rights and privileges described in Section 4(b). (j) “Class B Unit” means a Unit in a Carried Interest Entity with the rights and privileges described in Section 4(c). (k) “Class C Unit” means a Unit in a Carried Interest Entity with the rights and privileges described in Section 4(d). (l) “Code” means the Internal Revenue Code of 1986, as amended, or any successor to it. Where the context requires it, references to provisions of the Code include Treasury Regulations, court decisions and other authoritative interpretations of those provisions. (m) “Committee” means the committee appointed by the Compensation Committee to administer the Plan.

3 (n) “Company” means Rialto Holdings, LLC, a Delaware limited liability company. (o) ”Compensation Committee” means the Compensation Committee of the Board of Directors of Lennar. (p) “Disability” means a physical or mental condition that prevents a person from fulfilling that person’s job responsibilities on 120 or more days during a period of 365 consecutive days. (q) “Fair Market Value” means with regard to Units, the value of the Units on a specified day as determined by the Company, with approval by either an accounting firm, valuation firm or investment banking firm that is nationally recognized as an expert in valuation services selected by the Committee. (r) “Fund” means the fund or other investment vehicle identified in the Participant’s Award Agreement. (s) “Good Reason” means (x) a reduction of 20% or more in the Participant’s base salary and bonus opportunity, taken together, (y) a material reduction in the Participant’s job responsibilities, or (z) a requirement, to which the Participant does not consent, that the Participant move the principal office from which the Participant works to a location that is both (A) more than 50 miles from its previous location, and (B) more than 25 miles from the Participant’s residence. (t) “Lennar” means Lennar Corporation, a Delaware corporation. (u) “LLC Agreement” means the Limited Liability Company Agreement or other operating agreement of a Carried Interest Entity (or, if the Carried Interest Entity is a partnership, the partnership agreement of the Carried Interest Entity). (v) “Non-Competition Agreement” means a Non-Competition, Non-Solicitation and Confidentiality Agreement in the form of Exhibit A to the Plan. (w) “Notice of Breach” means a written notice from the Company to a Participant that states that the Participant is in breach in a material respect of obligations under the Participant’s Non- Competition Agreement, the Plan or the Participant’s Award Agreement. (x) “Participant” means an employee of the Company or Lennar, or one of their Subsidiaries, who is awarded Units under the Plan. (y) “Person” means an individual, partnership, corporation, limited liability .company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature. (z) “Plan” means this Carried Interest Incentive Plan, as it is in effect from time to time. (aa)“Post-Employment Restricted Period” means (1) with respect a Participant whose employment with the Company or an Affiliate is terminated by the Company or an Affiliate or is terminated by the Participant for Good Reason, the period ending on the last day of either (i) the third month, (ii) the sixth month or (ii) the ninth month, as selected by the Committee

4 and included in the Participant’s Non-Competition Agreement, after the Participant ceases to be an employee of the Company or an Affiliate, or (2) with respect to a Participant whose employment with the Company or an Affiliate is terminated voluntarily by the Participant, the period ending on the last day of either (i) the third month, (ii) the sixth month or (iii) the ninth month, as selected by the Committee and included in the Participant’s Non-Competition Agreement, after the Participant ceases to be an employee of the Company or its Affiliate. (bb) “Restricted Unit” means a Class B Unit or a Class C Unit in a Carried Interest Entity that has not Vested. (cc) “Subsidiary” of a Person means another Person of which the first Person owns a majority in voting power of the shares or other equity interests or owns shares or other equity interests that give the first Person the power to designate a majority of the members of the Board of Directors or similar governing body of the other Person. (dd)“Unit” means a member unit, limited partner interest or other unit of equity ownership in a Carried Interest Entity. A Unit may be a Class A Unit, a Class B Unit, a Class C Unit, a Restricted Unit or a Vested Unit. The term Unit will include fractions of Units. (ee)“Vest” means, as to a particular Awarded Unit, ceasing to be subject to forfeiture (other than because of a termination of employment for Cause). (ff) “Vested Unit” means a Class B Unit or a Class C Unit in a Carried Interest Entity that was awarded under the Plan as a Restricted Unit, but has Vested. (gg) “Wound Up” means as to a Fund the time, as determined by the Committee, when all the material assets of the Fund have been sold or otherwise disposed of (whether or not all the Fund’s proceeds from sales of assets have been distributed). 3. Awards of Restricted Units (a) The Committee may from time to time award Restricted Class B Units to members of the management of the Company and employees of the Company and its subsidiaries who are involved in the management of investment funds or other investment vehicles and award Restricted Class C Units to employees of Lennar and its Subsidiaries who are not employees of the Company or its Subsidiaries, but who contribute to the success of the Company and the funds or other investment vehicles it and its subsidiaries advise, provided that (i) the Awarded Class B Units in a Carried Interest Entity may under no circumstances entitle the holders to receive in total more than 40% of any distribution made by that Carried Interest Entity (including any portion of the distribution that is retained as provided in Section 6(b)) and (ii) the Awarded Class C Units in a Carried Interest Entity may under no circumstances entitle the holders to receive in total more than 10% of any distribution made by that Carried Interest Entity (including any portion of the distribution that is retained as provided in Section 6(b)). An award of Restricted Units to a Participant may (but is not required to) be conditioned on the Participant’s making a payment for the Restricted Units. No award of Units of a Carried Interest Entity may be made until the Fund in which the Carried Interest Entity has a Carried Interest has held the initial closing of investor commitments to make investments in that Fund.

5 (b) Awards of Restricted Units in a Carried Interest Entity will be in consideration of services rendered directly or indirectly to that Carried Interest Entity. (c) Every award of Restricted Units will be subject to forfeiture under circumstances specified by the Plan and by the Committee when the award is made (which may involve continued employment until specified dates, may involve achievement of performance goals, or may involve other circumstances specified by the Committee), will be subject to terms and restrictions specified in an Award Agreement that complies with the Plan and will be subject to any other terms and restrictions that the Committee specifies when the award is made. 4. Issuance of Restricted Units to Participants. (a) When a Participant is awarded Restricted Units in a Carried Interest Entity, and that Participant has executed and delivered to the Company or to the Carried Interest Entity, an Award Agreement, the Carried Interest Entity’s LLC Agreement (or an agreement to be bound by it), a Non-Competition Agreement, and the election under Section 83(b) of the Code required by Section 8, and has complied with any other conditions imposed by the Committee when it makes the award, the Carried Interest Entity will issue to the Participant the number of Restricted Units in that Carried Interest Entity that were awarded to the Participant. The issuance of the Restricted Units will not be effected, until the Award Agreement, the LLC Agreement (or an agreement to be bound by it), the Non-Competition Agreement, and the election under Section 83(b) of the Code have been executed and delivered. The issuance can be effected by book entry, by delivery of certificates, or in any other manner that is contemplated by the LLC Agreement, the Partnership Agreement or the other organic documents of the Carried Interest Entity, and the Carried Interest Entity will include in its membership records a notation that the Units that it has issued to the Participant are Restricted Units and are subject to the provisions of the Plan and the Award Agreement. If a Unit in a Carried Interest Entity is forfeited, the Carried Interest Entity will, when it receives notice of the forfeiture from the Company, cancel the forfeited Unit, without requiring any instruction or authorization from the Participant to do so. (b) A Carried Interest Entity that is subject to the Plan will have a number of authorized Class A Units determined by its managing member from time to time. Each Class A Unit of a Carried Interest Entity will entitle the holder to one vote on any matters that are voted upon by holders of Units of that Carried Interest Entity. The holders of the Class A Units in a Carried Interest Entity, as a class, will be entitled to receive all sums that are distributed by the Carried Interest Entity to holders of Units, other than sums that are distributed to holders of Class B Units as described in Section 4(c) or to holders of Class C Units as described in Section 4(d). Sums distributed to the holders of Class A Units as a class will be distributed to the individual holders of Class A Units based on the numbers of Class A Units held by each of them. (c) A Carried Interest Entity that is subject to the Plan will initially have 400 authorized Class B Units, subject to increase in accordance with Section 14(e). The holders of Class B Units will have no voting rights and no other rights, except that, subject to Section 6(b), the holder of each Class B Unit in a Carried Interest Entity will be entitled to receive a fraction of each sum distributed to holders of Units by that Carried Interest Entity while the Class B Unit is outstanding of which (i) the numerator is 0.4 and (ii) the denominator is the number of outstanding Class B Units (but not less than 400 or more than 444).

6 (d) A Carried Interest Entity that is subject to the Plan will have 100 Authorized Class C Units. The holders of Class C Units will have no voting rights and no other rights, except that, subject to Section 6(b), the holder of each Class C Unit in a Carried Interest Entity will be entitled to receive a fraction of each sum distributed to holders of Units by that Carried Interest Entity while the Class C Unit is outstanding of which (i) the numerator is 0.1 and (ii) the denominator is 100. (e) As an example of how distributions will be made to holders of Class A, Class B and Class C Units, if a Carried Interest Entity that has 350 Class B Units and 50 Class C Units issued and outstanding makes a distribution of $100,000, a total of $35,000 ($100,000 x 0.4/400 per Class B Unit) will be distributed to the holders of Class B Units (except as provided in Section 6(b), 11 or 14(e)), a total of $5,000 ($100 per Class C Unit) will be distributed to the holders of the Class C Units (except as provided in Section 6(b) or 11) and a total of $60,000 will be distributed to the holders of the Class A Units. If a Carried Interest Entity that has 420 Class B Units and 50 Class C Units issued and outstanding makes a distribution of $100,000, a total of $40,000 ($100,000 x 0.4/420 per Class B Unit) will be distributed to the holders of the Class B Units (except as provided in Section 6(b), 11 or 14(e)), a total of $5,000 will be distributed to the holders of the Class C Units (except as provided in Section 6(b) or 11) and a total of $55,000 will be distributed to the holders of the Class A Units. 5. Acceleration of Vesting Notwithstanding the vesting schedule set forth in a Participant’s Award Agreement, Restricted Units will Vest under the following circumstances: (a) If (x) there is a Change of Control, and (y) the Participant’s employment by the Company or an Affiliate is terminated within two years after the Change of Control either by the Company or its Affiliate other than for Cause, or by the Participant for Good Reason, all the Restricted Units that the Participant holds at the time the Participant ceases to be employed by the Company or an Affiliate will Vest at that time (and therefore will not be subject to forfeiture). . (b) If a Fund is Wound Up while there are Restricted Units in the Carried Interest Entity that holds the Carried Interest with regard to that Fund, the Committee will have the option to cause all or any portion of those Restricted Units to Vest at the date that the Fund is Wound Up or at any time after that. (c) If the Participant ceases to be employed by the Company or an Affiliate because of Disability or death, all the Participant’s Restricted Units that are scheduled to Vest within one year after the date of the termination of employment will Vest at the time of the termination of employment (and therefore will not be subject to forfeiture). 6. Restrictions regarding Restricted Units. While Units are Restricted Units, they will be subject to the following restrictions, limitations and other requirements.

7 (a) A Participant may not transfer, or otherwise give anyone an ownership interest in, any Restricted Units, except that a Participant may transfer Restricted Units to one or more members of the Participant’s immediate family or trusts solely for their benefit, if the recipient agrees to be bound by all the provisions of the applicable Award Agreement and this Plan, including the provisions regarding forfeiture and repurchases by the applicable Carried Interest Entity. A Carried Interest Entity will not recognize or record an attempted transfer of Restricted Units other than a transfer permitted by this Section 6(a). (b) Except as provided in Section 10, a Participant will not be entitled to receive distributions from a Carried Interest Entity with regard to Awarded Units that are the subject of an award under the Plan while they are Restricted Units until at least 70% of the Awarded Units that are the subject of that award have become Vested Units, after which the Participant will be entitled to receive distributions with regard both to Restricted Units and to Vested Units that were the subject of the award. If the Carried Interest Entity makes any distributions to which the Participant would be entitled with regard to Restricted Units but for this Section 6(b), the Carried Interest Entity will retain the amount that would have been distributed with regard to the Restricted Units. When Restricted Units Vest, the retained distributions with regard to those Restricted Units will be distributed to the Participant. When 70% of the Awarded Units that are the subject of an award have vested, the retained distributions with regard to the remaining 30% of the Awarded Units will be distributed even though that 30% of the Awarded Units are still Restricted Units provided the Participant continues to be employed by the Company or an Affiliate on the date of distribution. 7. Transfers of Vested Units Subject to the forfeiture provisions and repurchase rights set forth in the Plan, Vested Units may be transferred, provided that such Vested Units are transferred in accordance with the applicable LLC Agreement, Limited Partnership Agreement or similar document (including an agreement that the person to whom the Vested Units are transferred will be bound by the LLC Agreement, the Limited Partnership Agreement or the similar document and by the applicable Award Agreement and this Plan), and in accordance with, or in transactions that are exempt from, the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. 8. Election under Section 83(b) of the Code Each time a Participant is awarded Restricted Units, the Participant must file an election under Section 83(b) of the Code to be taxed on the value of the Awarded Units on the day when they are awarded (which is the date of the Award Agreement). The Participant authorizes the Company to file with the Internal Revenue Service on behalf of the Participant the Section 83(b) election that the Participant delivers in accordance with Section 4. 9. Non-Competition, Non-Solicitation and Confidentiality Agreement Each award of Restricted Units will be conditioned on the Participant’s executing a Non- Competition Agreement that prohibits the Participant from, while the Participant is an employee of the Company or an Affiliate or during the Post-Employment Restricted Period (a) directly or indirectly competing with the Company or its Affiliates, (b) disclosing or using for any purpose, other than in the course of the Participant’s employment by the Company or an Affiliate, any

8 confidential information about the Company or its Affiliates, or (c) directly or indirectly seeking to cause any employee or customer of, or supplier to, the Company or its Affiliates to change its relationship with the Company or its Affiliates, or to cause any existing or potential investor in a fund or other investment vehicle sponsored or managed by the Company or an Affiliate not to make, to reduce or not to increase its investment in any such fund or other investment vehicle. 10. Advance Distributions (a) If the Company determines that a Participant may be required to make a quarterly estimated Federal, state or local income tax payment as a result of the filing of an election under Section 83(b) of the Code as required by Section 8 (or the Company is required to withhold taxes on income that results from such election), or as a result of taxable income or gains allocated to the Participant with regard to the Awarded Units the Participant holds, and the total distributions that have been received by the Participant with regard to those Awarded Units are less than the federal, state and local income taxes the Participant has been or is required to pay as a result of that election and the allocated income and gains (assuming the Participant pays federal taxes at the highest marginal federal individual income tax rate and pays state and local taxes at the highest marginal rate that would be applicable if the Participant were a resident of New York City and New York State), at least ten days before that estimated tax payment is due (or, with regard to state and local taxes, ten days before the estimated tax payment would be due if the Participant were a resident of New York City and State), the Carried Interest Entity will make an Advance Distribution to the Participant equal to the amount by which the sum the Participant has been or is required to pay as income taxes in those jurisdictions (assuming the Participant pays federal taxes at the highest marginal federal individual income tax rate and pays state and local taxes at the highest marginal rate that would be applicable if the Participant were a resident of New York City and New York State) exceeds the distributions (including advance distributions under this Section 10(a)) that the Participant has received with regard to those Awarded Units. If withholding of taxes is required, the Carried Interest Entity will make the required withholding and the Company will be entitled to deduct amounts equal to the withholding, or to treat the withholding as an Advance Distribution, as provided in Section 15(c). (b) Each Advance Distribution will be an advance of distributions to which the Participant may in the future become entitled with regard to Awarded Units (including sums that would have been distributed with regard to Awarded Units but for the fact that they are Restricted Units and therefore are, to the extent provided in Section 6(b), retained by the Carried Interest Entity until the Awarded Units Vest or the sums become distributable as provided in Section 6(b)), and will be credited against (and therefore will reduce) the subsequent distributions made with regard to those distributions (including distributions of sums that had been retained by the Carried Interest Entity in accordance with Section 6(b)), if there are any. For the purposes of determining the amounts distributed to the holders of the Class A, Class B or Class C Units, Advance Distributions will not be treated as distributions when they are made, but will be treated as distributions when they are credited against subsequent distributions. (c) If a Carried Interest Entity does not have adequate funds to make an Advance Distribution to a Participant that is required by an Award Agreement, the Company will provide the funds to the Carried Interest Entity by making a non-interest-bearing loan to it, which will be repaid

9 with sums the Carried Interest Entity subsequently is not required to distribute to the Participant because it had made the Advance Distribution. 11. Termination of Employment. (a) If a Participant ceases to be employed by the Company or an Affiliate at a time when the Participant holds Restricted Units, effective as of the day the Participant ceases to be employed by the Company or an Affiliate, all the Restricted Units held by the Participant will be forfeited and the Carried Interest Entity will cancel the forfeited Restricted Units without requiring any instruction or authorization by the Participant to do so. (b) If a Participant ceases to be employed by the Company or an Affiliate at a time when the Participant holds Vested Units, other than because of a termination of employment by the Company or an Affiliate for Cause, the Carried Interest Entity that issued the Vested Units will have the option, exercisable by a notice given to the Participant within 60 days after the day on which the Participant’s employment by the Company or an Affiliate terminates (or given by such later date as is six months and one day after the latest date that any of the Units Vested), to purchase all the Vested Units that the Participant holds on the day the Participant’s employment terminates for the sum equal to the Fair Market Value of those Vested Units on the day the Company gives notice that it is exercising its option to repurchase the Units. (c) If the employment of a Participant by the Company or its Affiliate is terminated by the Company or its Affiliate for Cause, any Restricted Units or Vested Units that had been issued to the Participant shall be immediately forfeited, and the Carried Interest Entity will cancel the forfeited Units without requiring any instruction or authorization from the Participant to do so. (d) If the employment of a Participant by the Company or its Affiliate is terminated by the Company or its Affiliate other than for Cause, the Participant will be paid the Participant’s regular base salary for one, two or three months following termination of employment (the number of months being selected by the Committee and included in the Award Agreement). In the event a Participant has received multiple Award Agreements under the Plan, the Participant will be entitled to a single severance payment equal to the highest of one, two or three months, as stated in any Award Agreement in effect at the time of termination of Participant’s employment with the Company or its Affiliate, regular base salary. If the Participant is a party to another agreement with the Company or any of its Affiliates that provides for a severance payment upon termination of employment, the Participant may receive the higher of the severance payment provided for in this paragraph or the amount provided in the other agreement to which the Participant is a party, but in no event shall the Participant be entitled to multiple severance payments. (e) If at any time during a former Participant’s Post-Employment Restricted Period, the former Participant breaches in a material respect any of the former Participant’s obligations under the former Participant’s Non-Competition Agreement or Award Agreement or the Plan and fails to cure that breach, if a cure is possible, within three days after the Company delivers to the Participant a Notice of Breach describing the respect in which the Participant is breaching the Participant’s Non-Competition Agreement or Award Agreement or the Plan, the Participant’s Vested Units shall be immediately forfeited, and the Carried Interest Entity

10 will cancel the forfeited Vested Units without requiring any instruction or authorization from the Participant to do so. (f) Any Class B Units or Class C Units that are forfeited or are repurchased by a Carried Interest Entity may be reissued as Restricted Units as provided in Section 3. 12. Change of Control Upon a Change of Control, the Company, or a successor controlling entity, will be liable for the obligations set forth herein. Upon a Change of Control, as part of the transaction, the Company, or a successor controlling entity will have the option to purchase all of the Participant’s Vested Units for the sum equal to the Fair Market Value of those Vested Units on the business day prior to the Change of Control. The Company will also have an option to exchange all Restricted Units for other consideration, also at Fair Market Value, with such exchanged consideration subject to the same vesting schedule as the original Restricted Units. The Committee will make any commercially reasonable changes to the terms of the Plan and the Award Agreements that the Committee determines in good faith are necessary or desirable to facilitate a spin-off, sale or other similar transaction, provided that the changes preserve or enhance the economic interests of the Participants and the Company. 13. Power of Attorney In order to ensure the ability of the Company and the Carried Interest Entity to carry out the transactions that are the subject of the Plan and each Award Agreement, each Participant will in the applicable Award Agreement appoint the Company (which may act through any officer) the attorney in fact for the Participant, to execute on behalf of the Participant and deliver all documents that the Company deems necessary or advisable to carry out the provisions of the Plan and the Participant’s Award Agreement, including but not limited to the forfeiture of Restricted or Vested Units under some circumstances and the right of the Carried Interest Entity to purchase Vested Units under some circumstances. 14. The Committee (a) The Plan will be administered by the Committee. The Committee will consist of three persons designated by the Compensation Committee, two of whom will be officers of Lennar who are not employees of the Company or a Subsidiary, and one of whom will be an officer of the Company. If the Compensation Committee does not appoint a Committee, the Compensation Committee will be the Committee. The Compensation Committee may at any time remove persons from the Committee or fill vacancies on the Committee, including removing all the members of the Committee, in which case the Compensation Committee will become the Committee (b) The Committee will determine (i) which employees of the Company or its Affiliates will be awarded Restricted Units in particular Carried Interest Entities and the number of Restricted Units to be awarded to each of them, (ii) the terms on which particular Restricted Units will be subject to Vesting and to forfeiture (including when they will Vest and when they will cease to be subject to forfeiture), and (iii) any other matters it deems appropriate relating to particular awards of Restricted Units. The Committee will have complete discretion to make determinations of the type described in the preceding sentence that are not inconsistent with

11 the Plan, and the fact that the Committee awards Restricted Units to one employee of the Company or its Affiliates will not entitle any other employee of the Company or its Affiliates to receive similar Restricted Units or any Restricted Units at all. Any grant of Restricted Units to a Participant who is a member of the Committee must be approved by the Compensation Committee. (c) The Committee that administers the Plan will have responsibility for interpreting the Plan and the Award Agreements and for resolving any disputes regarding the Plan, the Award Agreements or Units awarded pursuant to Award Agreements. Any determination made by the Committee regarding the terms of the Plan or any Award Agreement or resolving any dispute regarding the Plan, an Award Agreement or Units awarded pursuant to any Award Agreement will bind the Participant, the Company and the applicable Carried Interest Entity. (d) No member of the Committee will be liable to any Participant for any decision the member makes or does not make, or for any action the member takes or does not take, in good faith. (e) If the Committee determines to make awards that would cause the number of outstanding Class B Units issued by a Carried Interest Entity to be more than 400, the Committee can increase the number of Class B Units a Carried Interest Entity is authorized to issue to up to 444 Class B Units. 15. Miscellaneous (a) No Rights to Employment. The grant of Awarded Units to a Participant will not give the Participant a right to continue to be employed by the Company or its Affiliates or otherwise affect the rights of the Company or its Affiliates with regard to the employment of the Participant. (b) Terms of LLC Agreements. When the Compensation Committee designates a limited liability company or other form of entity as a Carried Interest Entity as to which Participants can be awarded Restricted Units, the Company will cause the Limited Liability Company Agreement or other organic documents of the limited liability company or other entity to be amended in all respects that are necessary to accommodate the provisions of this Plan with regard to awards of Restricted Units in it. (c) Withholding Taxes. Awards under the Plan will be subject to all applicable withholding taxes, and the Company or its Affiliate will have the right, at its option, either (i) to deduct any withholding taxes due with regard to an award or otherwise due as a result of the Plan from any payments of any kind due from the Company or its Affiliates to the applicable Participant, or (ii) to cause the applicable Carried Interest Entity to advance the funds the Company or an Affiliate is required to withhold and treat such advance as an Advance Distribution. (d) Effective Date and Termination of the Plan. The Plan will be effective on the date it is approved by the Board of Directors of Lennar. It may be terminated at any time by the Committee or by the Compensation Committee, but termination of the Plan will not affect any Awarded Units that are awarded before the Plan is terminated.

12 (e) Amendments to the Plan. The Plan may be amended at any time by the Board of Directors of Lennar, but no amendment will affect the rights of any Participant with regard to Awarded Units that are awarded to the Participant before the effective date of the amendment, unless the Participant consents to an amendment of those rights. (f) Governing Law. The Plan and all rights of Participants under it, the rights of Participants with regard to Restricted Units awarded to them under the Plan, and all Award Agreements executed by Participants, will be governed by the laws of the State of Delaware, without regard to principles of conflicts of law that would apply the laws of any other jurisdiction. Any action or proceeding arising out of or relating to the Plan or any Award Agreement or the transactions to which it relates may be brought in any Federal or state court sitting in Miami- Dade County, Florida, and in no other court. Each Participant consents to the jurisdiction and venue of each of those courts in any such action or proceeding and agrees that process may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought. EACH PARTICIPANT IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE PLAN OR THE PARTICIPANT’S AWARD AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE PLAN OR THE PARTICIPANT’S AWARD AGREEMENT, INCLUDING ANY ACTION OR PROCEEDING BROUGHT BY WAY OF COUNTERCLAIM AND ANY ACTION OR PROCEEDING RELATING TO THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT OF THE PLAN OR THE PARTICIPANT’S AWARD AGREEMENT. THE PARTICIPANT ACKNOWLEDGES THAT IT IS AWARE THAT THIS WAIVER OF RIGHTS TO JURY TRIAL WAS A FACTOR IN THE OTHER PARTY’S DECISION TO AGREE TO THE TERMS OF THIS AGREEMENT AND THAT NOBODY PROMISED THAT THIS WAIVER OF THE RIGHT TO JURY TRIAL WOULD NOT BE ENFORCED. If the Participant has entered into an agreement with the Company or an Affiliate that requires arbitration, then any action or proceeding arising out of or relating to the Plan or any Award Agreement or the transactions to which it relates shall be resolved by arbitration in accordance with such agreement. If at the date of the Award Agreement, the Participant is married and the principal residence of the Participant or of the Participant’s spouse is in a jurisdiction that recognizes community property, the Participant, as a condition to the effectiveness of the Award Agreement, will cause his or her spouse to execute a consent to the terms of the Award Agreement. As approved by the Board of Directors of Lennar Corporation on June 9, 2015.

PERSONAL AND CONFIDENTIAL CARRIED INTEREST UNIT AWARD AGREEMENT This Carried Interest Unit Award Agreement (“Agreement”) among Rialto Holdings, LLC (the “Company”), a Delaware limited liability company, Rialto Partners GP II, LLC (the “Carried Interest Entity”), and [Participant First Last Name] (the “Participant”) describes the terms on which the Participant has been awarded, in consideration of services by the Participant directly or indirectly for the benefit of the Carried Interest Entity, Restricted Units in the Carried Interest Entity under the Rialto Holdings, LLC Carried Interest Incentive Plan (the “Plan”). For purposes of this Agreement, “Fund” shall mean Rialto Real Estate Fund II LP. All capitalized terms not defined herein have the meaning set forth in the Plan. 1. The Award Subject to the Participant’s delivering to either or both of the Company and the Carried Interest Entity a signed copy of this Agreement, a Non-Competition Agreement, attached hereto as Exhibit A, the LLC Agreement related to the Carried Interest Entity (or an agreement to be bound by it), attached hereto as Exhibit B, and an election under Section 83(b) of the Code, attached hereto as Exhibit C (collectively referred to as the “Deliverables”), the Participant has been awarded under the Plan, and the Carried Interest Entity will issue to the Participant, [Number of Units] Class B Units in the Carried Interest Entity (the “Awarded Units”), which, except as otherwise provided in the Plan, will entitle the Participant to receive the fraction of each sum distributed by the Carried Interest Entity to holders of Units of which (a) the numerator is 0.4 times the number of Awarded Units and (b) the denominator is the total number of Class B Units that are outstanding, but not less than 400 or more than 444. The award is subject to all the terms and conditions set forth in the Plan and in this Agreement. 2. Vesting (a) The Awarded Units are being issued as Restricted Units. They will Vest on the following dates (except as otherwise provided in the Plan): i. 25% of the Awarded Units will Vest on the date of this Agreement. ii. An additional 15% of the Awarded Units will Vest on December 21, 2015. iii. An additional 15% of the Awarded Units will Vest on December 21, 2016. iv. An additional 15% of the Awarded Units will Vest on December 21, 2017. v. Any of the Awarded Units that have not Vested by the later of (x) December 21, 2017, and (y) the day when the Fund is Wound Up will Vest on the later of those two dates. (b) Distributions that are allocable to Vested Units will be paid when the distributions are made. Distributions that are allocable to Restricted Units will not be distributed to the Participant when the distributions are made, and instead will be retained by the Carried Interest Entity, until the earlier of (a) the time when particular Awarded Units Vest and (b) the time when 70% of the Awarded Units have Vested, at which time, provided the Participant continues to be employed by the Company or an Affiliate, all retained sums will be distributed to the 1 Exhibit B

PERSONAL AND CONFIDENTIAL Participant, and after which time the portion of each distribution by the Carried Interest Entity allocable to the Awarded Units will be paid when the distribution is made. 3. The Plan (a) This Agreement is an Award Agreement entered into under the Plan and is subject to the provisions of the Plan. By executing this Agreement, the Participant is agreeing to be bound by all the provisions of the Plan, including (but not limited to): i. Restrictions on transfers of Restricted Units and Vested Units. ii. Provisions which under which the Participant could forfeit some or all of the Restricted Units and Vested Units. iii. Provisions under which sums that would be distributed with regard to Awarded Units that are Restricted Units will be retained by the Carried Interest Entity until those Awarded Units Vest or the sums otherwise become distributable. iv. A requirement that the Participant make an election under Section 83(b) of the Code with regard to the Awarded Units. v. Options for the Carried Interest Entity to purchase Vested Units if the Participant ceases to be employed by the Company or an Affiliate. (b) In case of any inconsistency between any provision of this Agreement and any provision of the Plan, the provision of the Plan will prevail. 4. Effective Date This Agreement shall be effective on the date on which it is fully executed by all parties hereto, which date shall be not later than 21 days from the date on which the Participant delivers to either or both of the Company and the Carried Interest Entity the Deliverables, as set forth in Section 1 hereof (the “Effective Date”). 5. Miscellaneous (a) In order to ensure the ability of the Company and the Carried Interest Entity to carry out the transactions that are the subject of the Plan and this Award Agreement, the Participant appoints the Company (which may act through any officer) the attorney in fact for the Participant, to execute on behalf of the Participant and deliver all documents that the Company deems necessary or advisable to carry out the provisions of the Plan and this Agreement, including but not limited to the forfeiture of Restricted Units and Vested Units under some circumstances and the right of Rialto Investments to purchase Vested Units under some circumstances. (b) The award that is the subject of this Agreement will be subject to all applicable withholding taxes (including withholding taxes required as a result of the election under Section 83(b) of the Code) and the Company or its Affiliates will have the right to (i) treat any amount the Company or its Affiliates is required to withhold as an Advance Distribution by the Carried Interest Entity or (ii) deduct any withholding taxes due with regard to that award (including 2

PERSONAL AND CONFIDENTIAL withholding taxes required as a result of the election under Section 83(b) of the Code) from any payments of any kind due from the Company or its Affiliates to the Participant. (c) If the employment of the Participant by the Company or its Affiliate is terminated by the Company or its Affiliate other than for Cause, the Participant will be paid the Participant’s regular base salary for () months following termination of employment. (d) This Agreement, the Plan, the Non-Competition Agreement and the LLC Agreement of the Carried Interest Entity (i) contain the entire agreement among the Company, the Carried Interest Entity and the Participant regarding the award of the Awarded Units and the rights of the Participant, the Company and the Carried Interest Entity with regard to the Awarded Units, and (ii) supersede any prior agreements or understandings relating to the Participant’s participation in the Plan, any right of the Participant to receive awards under the Plan or the rights of the Participant with regard to the Awarded Units. (e) This agreement may not be amended other than by a document signed by the Participant and by an officer of the Company or of the Carried Interest Entity. (f) This Agreement will be governed by the laws of the State of Delaware, without regard to principles of conflicts of law that would apply the laws of any other jurisdiction. Any action or proceeding arising out of or relating to this Agreement or the transactions to which it relates may be brought in any Federal or state court sitting in Miami-Dade County, Florida, and in no other court. The Participant consents to the jurisdiction and venue of each of those courts in any such action or proceeding and agrees that process may be served by registered mail or in any other manner permitted by the rules of the court in which the action or proceeding is brought. THE PARTICIPANT IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE PLAN OR THIS AWARD AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE PLAN OR BY THIS AWARD AGREEMENT, INCLUDING ANY ACTION OR PROCEEDING BROUGHT BY WAY OF COUNTERCLAIM. THE PARTICIPANT ACKNOWLEDGES THAT IT IS AWARE THAT THIS WAIVER OF RIGHTS TO JURY TRIAL WAS A FACTOR IN THE OTHER PARTIES’ DECISION TO AGREE TO THE TERMS OF THIS AGREEMENT AND THAT NOBODY PROMISED THAT THIS WAIVER OF THE RIGHT TO JURY TRIAL WOULD NOT BE ENFORCED. If the Participant has entered into an agreement with the Company or any of its Affiliates that requires arbitration, then any action or proceeding arising out of or relating to the Plan or this Agreement or the transactions to which it relates shall be resolved by arbitration in accordance with such agreement. If at the date of this Agreement, the Participant is married and the principal residence of the Participant or of the Participant’s spouse is in a jurisdiction that recognizes community property, the Participant, as a condition to the effectiveness of this Agreement, will cause his or her spouse to execute a consent to the terms of this Agreement. (g) This Agreement may be signed in counterparts, some of which may bear the counterpart signature of the other party. Each of those counterparts will be an original copy of this Agreement, but all of them together will be the same agreement. 3

PERSONAL AND CONFIDENTIAL IN WITNESS WHEREOF, the Company, the Carried Interest Entity and the Participant are executing this Agreement, intending to be legally bound by it and the Plan, as of the Effective Date. RIALTO HOLDINGS, LLC By: ___________________________ Jeffrey Krasnoff, CEO RIALTO PARTNERS GP II, LLC By: ___________________________ Jeffrey Krasnoff, CEO ______________________________ [Participant] 4

MIAMI 3459414.2 78831/41819 EXHIBIT B RIALTO PARTNERS GP II, LLC a Delaware limited liability company AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT EFFECTIVE AS OF JULY 1, 2015 Exhibit C

TABLE OF CONTENTS

		Page
ARTICLE I	DEFINED TERMS	1
1.1	Defined Terms	1
1.2	Interpretation	7
ARTICLE II	FORMATION AND NAME	7
2.1	Formation	7
2.2	Name	8
ARTICLE III	TERM	8
3.1	Term	8
ARTICLE IV	PURPOSE OF BUSINESS; OTHER BUSINESS AND ACTIVITIES; NO PARTNERSHIP OR JOINT VENTURE	8
4.1	Purposes of Business	8
4.2	Other Business and Activities	8
4.3	No Partnership or Joint Venture	8
ARTICLE V	PRINCIPAL OFFICE, REGISTERED OFFICE AND RESIDENT AGENT	9
5.1	Principal Office and Mailing Address	9
5.2	Resident Agent and Registered Office	9
ARTICLE VI	UNITS	9
6.1	Member Interests	9
6.2	Class A Units	9
6.3	Class B Units	10
6.4	Class C Units	10
ARTICLE VII	NAMES AND ADDRESSES OF MEMBERS	11
7.1	Members	11
7.2	Record of Holders of Units	11
7.3	Record of Transfers of Units.	11
ARTICLE VIII	RELATIONSHIP WITH PLAN	11
8.1	Issuance of Units under the Plan	11
8.2	Units Subject to Provisions of the Plan	11
8.3	Restriction on Transfers	11

MIAMI 3459414.2 78831/41819

ii

TABLE OF CONTENTS Page MIAMI 3459414.2 78831/41819 iii ARTICLE IX MEMBER INTERESTS AND LOANS ..........................................................11 9.1 Member Interests ..............................................................................................11 9.2 No Interest on Capital Contributions..................................................................12 9.3 Return of Capital Contributions ........................................................................12 9.4 Loans to Company ...........................................................................................12 ARTICLE X COMPENSATION OF AND PAYMENTS TO THE MEMBERS AND THEIR AFFILIATES; AFFILIATE TRANSACTIONS ....................................12 10.1 Compensation Generally ...................................................................................12 10.2 Payment of Compensation ................................................................................12 10.3 Transactions with Members and/or Affiliates .....................................................12 ARTICLE XI CAPITAL ACCOUNTS; PROFITS AND LOSSES; DISTRIBUTIONS ..........12 11.1 Capital Accounts ...............................................................................................13 11.2 Allocations of Profit and Losses ........................................................................13 11.3 Compliance with Section 704(b) ........................................................................14 11.4 Distributions ......................................................................................................15 11.5 Distributions in Liquidation ................................................................................15 11.6 Compliance with Section 704(c) ........................................................................15 11.7 Priority of Members ...........................................................................................16 11.8 No Restoration of Negative Capital Account .....................................................16 11.9 Withheld Amounts .............................................................................................16 11.10 Change in Members’ Percentage Interests .......................................................16 11.11 Consent to Allocations ......................................................................................16 ARTICLE XII MANAGEMENT OF THE COMPANY ..........................................................16 12.1 Management by Managing Member ..................................................................16 12.2 Officers and Other Agents .................................................................................16 12.3 Investment Committee ......................................................................................19 12.4 Tax Matters .......................................................................................................21 12.5 Books and Records ...........................................................................................21 12.6 Accountants ......................................................................................................22 ARTICLE XIII TRANSFER OF INTERESTS ......................................................................22 13.1 Restrictions on Transfer ....................................................................................22 13.2 Effect of Assignment; Documents .....................................................................22

TABLE OF CONTENTS Page MIAMI 3459414.2 78831/41819 iv 13.3 Effect of Transfer ..............................................................................................23 13.4 Amendment of Certificate ..................................................................................23 13.5 Effect of Noncompliance ...................................................................................23 ARTICLE XIV LIABILITY AND INDEMNIFICATION ...........................................................23 14.1 Liability of Members ..........................................................................................23 14.2 Indemnification of Members ..............................................................................24 14.3 Indemnification of the Company by Members ...................................................24 ARTICLE XV DISSOLUTION AND TERMINATION OF THE COMPANY .........................25 15.1 Dissolution ........................................................................................................25 15.2 Winding-Up .......................................................................................................25 15.3 Termination and Cancellation ...........................................................................25 ARTICLE XVI NOTICES ....................................................................................................25 16.1 Notices ..............................................................................................................26 ARTICLE XVII FISCAL YEAR .............................................................................................26 17.1 Fiscal Year ........................................................................................................26 ARTICLE XVIII BANK ACCOUNTS .....................................................................................26 18.1 Bank Accounts ..................................................................................................26 ARTICLE XIX AGREEMENT AND AMENDMENTS ...........................................................26 19.1 Agreement and Amendments............................................................................26 ARTICLE XX BINDING EFFECT ......................................................................................26 20.1 Binding Effect ....................................................................................................26 ARTICLE XXI APPLICABLE LAWS ...................................................................................27 21.1 Applicable Laws ................................................................................................27 ARTICLE XXII DISCLOSURES ..........................................................................................27 22.1 Disclosures .......................................................................................................27 22.2 Member’s Indemnity ..........................................................................................28 ARTICLE XXIII MISCELLANEOUS ......................................................................................28 23.1 Waiver of Action for Dissolution ........................................................................28 23.2 Third Party Beneficiaries ...................................................................................28 23.3 Counterparts .....................................................................................................28 23.4 Provisions Severable ........................................................................................29 23.5 Titles or Captions ..............................................................................................29

TABLE OF CONTENTS

Page

23.6 Waiver 29

23.7 Further Assurances..29

23.8 Construction of Agreement 29

23.9 Fees and Costs...29

23.10 Recalculation of Interest...29

23.11 Venue 30

23.12 Waiver of Jury Trial 30

MIAMI 3459414.2 78831/41819

v

MIAMI 3459414.2 78831/41819 1 AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF RIALTO PARTNERS GP II, LLC AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of RIALTO PARTNERS GP II, LLC (the “Company”), a Delaware limited liability company, effective as of June , 2015 (the “Effective Date”), among Rialto Capital Management, LLC, a Delaware limited liability company (“Rialto Management”), Rialto Investments LLC, a Delaware limited liability company (“Rialto Investments”) and all Persons who become Members after the Effective Date. Capitalized terms have the respective meanings set forth in Section 1.1. RECITALS WHEREAS, the Company was formed as a limited liability company under the Act by the filing of its Certificate with the Secretary of State on July 11, 2012; WHEREAS, the Members entered into a Limited Liability Company Agreement dated as of July 11, 2012 (the “Original LLC Agreement”), in order to provide for the conduct of the business and affairs of the Company and to set forth the rights and obligations of the Members with respect thereto; WHEREAS, the Members amended the Original LLC Agreement effective June [ ], 2015, so that as amended, the limited liability company agreement of the Company is in the form of this Agreement. AGREEMENT NOW, THEREFORE, in consideration of the covenants and agreements set forth herein and other good and lawful consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows: ARTICLE I DEFINED TERMS 1.1 Defined Terms. The capitalized terms used in this Agreement shall have the respective meanings specified in this Section 1.1. “Accountants” means the firm of independent certified public accountants as from time to time may be selected and engaged by the Managing Member on behalf of the Company. “Act” means the Delaware Limited Liability Company Act as enacted in the State of Delaware, as from time to time amended. “Affiliate” means, with respect to a Person: (a) any Person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of such Person; (b) any Person ten percent (10%) or more of whose outstanding

MIAMI 3459414.2 78831/41819 2 securities are directly or indirectly owned, controlled or held with power to vote by such Person; (c) any Person directly or indirectly controlling, controlled by or under common control with such Person; (d) any officer, director, employee, member or partner of such Person; (e) if such Person is an officer, director, employee, member or partner, any Entity for which such Person acts in any such capacity; and (f) any sibling, direct descendant (including adopted children or grandchildren), parent, grandparent or spouse of such Person, or any trust or limited partnership created solely for the benefit of any such Person. For purposes of this Agreement, Rialto shall not be deemed to be an Affiliate of the Company, Lennar or Rialto Investments and neither Lennar nor Rialto Investments shall be deemed to be an Affiliate of the Company or Rialto. “Affiliated Transaction” has the meaning set forth in Section 8.1. “Agreement” means this limited liability agreement of the Company, as it may be amended, modified, supplemented and/or restated from time to time. “Aggregate Distribution(s)” means, as to any fiscal year of the Company, aggregate Distributions made by the Company with respect to such fiscal year and all prior fiscal years of the Company pursuant to Section 9.4 and Section 9.5. “Available Cash” means cash receipts derived from Gross Revenues (without deduction for depreciation or for other noncash expenses or items) and cash available from previously contributed but unused and unallocated Invested Capital and unused and unallocated proceeds from any loans to the Company, all as determined by the Managing Member, after deduction for, as determined from time to time by the Managing Member (a) amounts used or necessary to pay Operating Expenses and (b) amounts set aside for restoration or creation of Reserves. “Book Basis” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes; provided, however, that (a) if property is contributed to the Company, the initial Book Basis of such property shall equal its fair market value on the date of contribution, and (b) if the Capital Accounts of the Members are adjusted pursuant to Treasury Regulation Section 1.704-1(b) to reflect the fair market value of any Company asset, the Book Basis of such asset shall be adjusted to equal its respective fair market value as of the time of such adjustment in accordance with such Treasury Regulation. The Book Basis of all assets shall be adjusted thereafter by depreciation as provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and any other adjustment to the basis of assets other than depreciation or amortization. “Business Day” means any day other than Saturday or Sunday on which banks are open for business in New York. “Capital Account” means the separate account maintained for each Member under Section 9.1. “Capital Contribution” means each of the contributions made to the capital of the Company by the Members pursuant to Section 7.1. “Certificate” means the Certificate of Formation of the Company filed with the Secretary of State on July 11, 2012, as amended and/or restated from time to time.

MIAMI 3459414.2 78831/41819 3 “Class A Percentage” means, as to any Member at any time, the number of Class A Units owned by that Member divided by the total number of Class A Units that are outstanding. “Class B Percentage” means, as to any Member at any time, the number of Class B Units owned by that Member divided by the total number of Class B Units that are outstanding. “Class C Percentage” means, as to any Member at any time, the number of Class C Units owned by that Member divided by the total number of Class C Units that are outstanding. “Class A Unit” means a Unit having the rights and preferences set forth in Section 6.2. “Class B Unit” means a Unit having the rights and preferences set forth in Section 6.3. “Class C Unit” means a Unit having the rights and preferences set forth in Section 6.4. “Code” means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision or provisions of succeeding law). “Coinvestment Opportunities” means opportunities provided to one or more of the limited partners in the Fund (in their individual capacities and not in their capacities as limited partners) to invest in certain investments outside of the Fund. “Coinvestment Vehicle” means an entity formed by the Company or its Affiliates for the purpose of investing in one or more Coinvestment Opportunities, including any Entities formed for the purpose of facilitating an investment in such Coinvestment Opportunities. “Committee” means the Committee that administers the Plan. “Company” has the meaning set forth in the Preamble. “Company Property” means such tangible and intangible assets and property and investments of every kind and nature that from time to time the Company shall acquire or purchase. “Contribution Notice” has the meaning set forth in Section 7.1(b). “Control,” “Controlling” or “Controlled by” (whether or not any such term is capitalized) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by agreement or otherwise. “Disposition” means the act of selling, conveying, exchanging, abandoning, assigning, transferring, hypothecating, pledging, encumbering or otherwise disposing of property whether by operation of law or otherwise, and “Dispose” and “Disposed” have the meanings correlative to such definition. “Distributions” means any Available Cash or other property distributed to the Members by the Company pursuant to Section 9.4 or Section 9.5.

MIAMI 3459414.2 78831/41819 4 "Distribution Percentage” means as to a holder of Class B Units or Class C Units, the percentage of each distribution by the Company to which the holder is entitled as a result of the holder’s ownership of Class B Units or Class C Units. “Effective Date” has the meaning set forth in the Preamble. “Entity” means any general partnership, limited partnership, limited liability company, limited liability partnership, corporation, professional association, joint venture, trust, business trust, cooperative, association or other entity. “Excess Aggregate Distributions” means the excess of Aggregate Distributions made to a Member over the excess (if any) of Prior Years’ Aggregate Profits allocated to such Member over Prior Years’ Aggregate Losses allocated to such Member. “Excess Allocated Profits” has the meaning set forth in Section 9.2(b)(i). “Executive” has the meaning set forth in Section 10.3. “Fund” means the Partnership, any collective investment vehicles (or other similar arrangements) for certain types of investors to invest alongside the Partnership or in lieu of the Partnership and any Entities formed for the purpose of facilitating an investment in the Partnership or any such collective investment vehicles (or other similar arrangements). “GAAP” means generally accepted accounting principles in effect from time to time in the United States. “Gross Revenues” means for the applicable period all cash revenues derived by the Company from all sources, excluding all deposits and amounts held in escrow, until the same have been earned by the Company. “Investment Committee” has the meaning set forth in Section 10.3. “Indemnified Party” has the meaning set forth in Section 12.2. “Interest” means the entire ownership interest of a Member in the Company at any particular time, including all rights of such Member with regard to the Units it holds and all other rights of such Member to benefits, allocations and Distributions as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement and of the Act. “Invested Capital” means, with respect to each Member, the total amount of Capital Contributions contributed or deemed to have been contributed pursuant to this Agreement by such Member, and means, with respect to the Members, collectively, the total amount of all such Capital Contributions. “Lennar” means Lennar Corporation, a Delaware corporation. “Liability” has the meaning set forth in Section 12.1.

MIAMI 3459414.2 78831/41819 5 “Managing Member” means Rialto Management or any other Person who becomes a successor managing member of the Company in accordance with this Agreement. “Member” means each Person who is a member of the Company on the Effective Date and (a) any of their respective permitted assignees, successors or transferees who is admitted as a member of the Company after the Effective Date in accordance with the requirements of this Agreement and/or (b) any Person to whom the Company issues Units, and who is admitted as a member of the Company after the Effective Date in accordance with the requirements of this Agreement. “Non-Public Information” has the meaning set forth in Section 21.13(b). “Nonrecourse Deductions” has the meaning set forth in Treasury Regulation Section 1.704-2, or any successor provision thereto. “Operating Expenses” means, for the applicable or pertinent period, all cash expenditures or payments or commitments to make cash expenditures or payments made by the Company during such period directly or indirectly in connection with the Company’s business or operations, including those incurred for advertising and promotion, salaries and other employee perquisites for employees of the Company, if any, insurance, taxes, utilities, repairs and maintenance, capital improvements and other capital expenditures, construction of improvements, accounting or bookkeeping and legal and other professional services, computer or accounting equipment use, printing, travel, telephone, postage, principal and/or interest payments on secured and/or unsecured loans made to the Company (including loans or credit facilities obtained by the Company from time to time), amounts funded to Reserves (which shall not be deemed Operating Expenses until when disbursed from such Reserves to pay Operating Expenses), including the reimbursement of out-of-pocket expenses of the Members and their Affiliates; provided, however, that, if at any time prior to the applicable period, any given expenditure which the Company failed to pay or disburse was included as an Operating Expense, then such expenditure, if made during the applicable period, shall not be an Operating Expense hereunder for the applicable period (so that in no event would a given expenditure be “double counted” in two separate periods). Operating Expenses do not include expenditures incurred for repairs or restoration necessitated by casualty to the extent payable out of the proceeds of any casualty insurance relating thereto, except to the extent the recovery was included in “Gross Revenues.” “Operative Agreements” means the agreement of limited partnership of the Partnership and the agreements of limited partnership, limited liability company agreement or other governing agreement or instrument of each Entity that comprises the Fund, as such agreements may be amended, restated, supplemented or modified from time to time. “Partner Minimum Gain” means the Company’s “partner nonrecourse debt minimum gain” as defined in Treasury Regulation Section 1.704-2(i)(2), or any successor provision thereto. “Partner Nonrecourse Deductions” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2), or any successor provision thereto. “Partnership” means Rialto Real Estate Fund II, LP, a Delaware limited partnership.

MIAMI 3459414.2 78831/41819 6 “Partnership Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(d), or any successor provision thereto. “Person” means any individual or Entity and, where the context so permits, the legal representatives, successors in interest (including heirs) and assigns of such Person. “Plan” means the Rialto Holdings, LLC Carried Interest Incentive Plan. “Prior Years’ Aggregate Losses” means, as to any fiscal year, the aggregate Losses of the Company, reduced by the aggregate Profits of the Company, in each case with respect to all fiscal years prior to such fiscal year. “Prior Years’ Aggregate Profits” means, as to any fiscal year, the aggregate Profits of the Company, reduced by the aggregate Losses of the Company, in each case with respect to all fiscal years prior to such fiscal year. “Profit” and “Loss” means, for each taxable year or other period, an amount equal to the Company’s taxable income or loss for the year or other period, determined in accordance with Section 703(a) of the Code (including all items of income, gain, loss or deduction required to be stated separately under Section 703(a)(1) of the Code), with the following adjustments: (a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profit or Loss will be added to taxable income or loss; (b) any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures under Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profit or Loss, will be subtracted from taxable income or loss; (c) gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Book Basis of such Company Property, notwithstanding that the adjusted tax basis of such Company Property differs from its Book Basis; (d) in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account depreciation for the taxable year or other period as determined in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g); (e) any items specifically allocated pursuant to Section 9.3 shall not be considered in determining Profit or Loss; and (f) any increase or decrease to Capital Accounts as a result of any adjustment to the book value of Company assets pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(g) shall constitute an item of Profit or Loss as appropriate. “Reserves” means, with respect to any fiscal period, funds set aside during such period as and for reserves for future expenditures in amounts deemed sufficient by the Managing Member for Company purposes including working capital and to pay taxes, insurance, debt service

MIAMI 3459414.2 78831/41819 7 (including to establish a sinking fund to pay any balloon payment(s) maturing in any subsequent fiscal period), capital improvements, replacements or repairs, capital or loan obligations, contingent liabilities or other costs and expenses incident to the Company and its operations. “Rialto Holdings” means Rialto Holdings, LLC, a Delaware limited liability company. “Rialto Management” has the meaning set forth in the Preamble. “Secretary of State” means the Secretary of State of the State of Delaware. “Securities Act” has the meaning set forth in Section 22.1(a). “Subsidiary” means as to an Entity, a second Entity as to which the first Entity owns a majority in voting power of the equity or owns equity that otherwise gives the first Entity the power to elect a majority of the members of the board of directors or similar governing body of the second Entity (the second Entity being a Subsidiary of the first Entity). “Unit” means a Class A Unit, a Class B Unit or a Class C Unit. “Unrecovered Losses” has the meaning set forth in Section 11.2(a)(i). 1.2 Interpretation. Accounting terms used but not otherwise defined herein shall have the meanings given to them under GAAP. As used in this Agreement (including exhibits, schedules and amendments), the masculine, feminine or neuter gender and the singular or plural number shall be deemed to include the others whenever the context so requires. References to Preamble, Recitals, Sections and Articles refer to the preamble, recitals, sections and articles of this Agreement, unless the context requires otherwise. Words such as “herein,” “hereinafter,” “hereof,” “hereby” and “hereunder,” and the words of like import refer to this Agreement, unless the context requires otherwise. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The captions contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. The term “dollars” or “$” means United States Dollars. “Days” means calendar days and “year” means a calendar year. ARTICLE II FORMATION AND NAME 2.1 Formation. Doris Galczak, as an “authorized person” within the meaning of the Act, executed, delivered and filed the certificate of formation of the Company with the Secretary of State on July 11, 2012 and the powers of Doris Galczak as an “authorized person” ceased thereafter. The persons who became members of the Company at that time ratified the formation of the Company on July 11, 2012, confirmed their admission as members of the Company and agreed that the sole purpose of the Company is as indicated in Section 4.1. The rights and liabilities of the Members are as provided for in the Certificate and this Agreement, as they may be amended from time to time, or in the Act as it is in effect from time to time if not otherwise provided for in the Certificate or this Agreement. The Members agree, and each of them is hereby authorized (whether acting jointly or individually), to execute and timely file, record and publish, to the extent required by applicable law, such articles, certificates and other documents and to take such other acts as may be necessary or appropriate to comply with the requirements of the Act

MIAMI 3459414.2 78831/41819 8 and any jurisdiction in which the Company is engaged in business for formation and operation of the Company as a limited liability company. 2.2 Name. The name of the Company is Rialto Partners GP II, LLC. All of the Company’s business and affairs shall be conducted under the name of the Company and title to all real or personal property owned by or leased to the Company shall either be held in such name or in the name of such nominee or trust for the Company’s benefit as the Managing Member shall determine. The Managing Member may change the name of the Company as permitted by law. In addition, the Managing Member may adopt such trade or fictitious names as it may deem appropriate that are permitted by law. All trade or fictitious names shall be registered as is provided for by the relevant laws of the States of Delaware and other applicable jurisdictions, and may be registered or given such other legal protection as may be deemed advisable by the Managing Member. ARTICLE III TERM 3.1 Term. The duration of the Company commenced as of the date of filing of its certificate of formation with the Secretary of State and, unless sooner terminated as provided in Article XIII or under the Act, shall be perpetual. ARTICLE IV PURPOSE OF BUSINESS; OTHER BUSINESS AND ACTIVITIES; NO PARTNERSHIP OR JOINT VENTURE 4.1 Purposes of Business. Except as restricted by this Agreement, the business and purposes of the Company are (a) to serve as the general partner (or manager or similar capacity) of the Fund and Coinvestment Vehicles and, directly or indirectly, any Entity in which the Fund or any Coinvestment Vehicle has a direct or indirect interest, (b) to participate in the management of the Fund and Coinvestment Vehicles and, directly or indirectly, any Entity in which the Fund or any Coinvestment Vehicle has a direct or indirect interest, and (c) to engage in any and all activities relating thereto or arising therefrom or reasonably necessary or incidental thereto. 4.2 Other Business and Activities. Subject to the Operative Agreements, neither the Company nor any Member shall have any right, by virtue of this Agreement or the relationship created hereby, in or to any other ventures or activities in which any Member or any Affiliate of any Member is involved or becomes involved or to the income or proceeds derived therefrom, and the Members and Affiliates of the Members may pursue other ventures and activities even if competitive with the purposes of the Company. Subject to the Operative Agreements, no Member or Affiliate of a Member shall be obligated to present any particular investment opportunity to the Company even if such opportunity is of a character which, if presented to the Company, would be taken by the Company, and such Member and each Affiliate of a Member shall have the right to take for its own account, or to recommend to others, any such particular opportunity. 4.3 No Partnership or Joint Venture. In no event shall this Agreement be held or construed to imply the existence of a partnership among the Members with regard to any matters, trades, businesses or enterprises outside the scope of this limited liability company or a general partnership or joint venture with regard to any such matters, trades, businesses or enterprises

MIAMI 3459414.2 78831/41819 9 (except for the treatment of the Company as a partnership solely for purposes of income tax). No Member shall have any power or authority under this Agreement to act as the partner, agent or representative of the other Members with regard to any matters beyond the scope of this limited liability company. ARTICLE V PRINCIPAL OFFICE, REGISTERED OFFICE AND RESIDENT AGENT 5.1 Principal Office and Mailing Address. The principal office and mailing address of the Company shall be 790 NW 107th Avenue, Miami, Florida 33172. The principal office and/or mailing address of the Company may be changed from time to time by the Managing Member. Additional places of business and offices for the Company may be established by the Managing Member. 5.2 Resident Agent and Registered Office. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. ARTICLE VI UNITS 6.1 Member Interests. The Member Interests will be divided into Units. The rights and preferences of the holders of each class of Units will be as provided in Sections 6.2 through 6.4. 6.2 Class A Units. The holders of the Class A Units will have the following rights and preferences: (a) There will be no limit on the number of Class A Units that can be issued. (b) The Class A Units will be the only Units with the power to vote on any matters, except as otherwise required by law. With regard to any matter voted upon by the holders of the Class A Units, a holder of Class A Units will be entitled to one vote for each Class A Unit held and, except as otherwise specifically provided in this Agreement, a matter will be deemed approved by the holders of the Class A Units if (i) at least one-third of the outstanding Class A Units are voted with regard to it, and (ii) it receives the affirmative vote of a majority of the Class A Units that are voted with regard to it. (c) Each time the Company makes a distribution to holders of Units, the holders of the Class A Units, as a class, will be entitled to receive (i) the total amount distributed by the Company, minus (ii) the amounts required to be distributed to holders of Class B Units and Class C Units as provided in Sections 6.3(c) and 6.4(c).

MIAMI 3459414.2 78831/41819 10 (d) Each sum distributed to the holders of the Class A Units as a class will be distributed to the individual holders of Class A Units in accordance with their respective Class A Percentage Interests when the distribution is made. 6.3 Class B Units. The holders of the Class B Units will have the following rights and preferences: (a) The Company may issue up to 400 Class B Units, except that at any time when there are, or will be as a result of a proposed issuance of Class B Units, 400 Class B Units outstanding, the Committee may increase the maximum number of Class B Units that the Company may issue to 444 Class B Units. (b) Class B Units may be issued only to persons who, at the time the Class B Units are issued, are employees of Rialto Holdings or of companies that are Subsidiaries of Rialto Holdings (including, but not limited to, Rialto Management). (c) Except as otherwise required by law, holders of Class B Units will not have any voting rights as a result of their ownership of Class B Units. (d) Each time the Company makes a distribution to holders of Units, each holder of a Class B Unit will be entitled to receive with regard to that Class B Unit a fraction of the amount that is distributed of which (i) the numerator is 0.4 and (ii) the denominator is the number of outstanding Class B Units (but not less than 400 or more than 444). If a distribution consists in whole or in part of assets other than cash, a holder of Class B Units will be entitled to receive with regard to each Class B Unit it holds, either, at the option of the Company, (i) the fraction described in the preceding sentence of the ownership of the non-cash assets that are distributed, or (ii) cash equal to the fraction described in the preceding sentence of the Fair Market Value of the non-cash assets that are distributed. 6.4 Class C Units. The holders of the Class C Units will have the following rights and preferences: (a) The Company may issue up to 100 Class C Units. (b) Class C Units may be issued only to persons who, at the time the Class C Units are issued, are employees of Lennar or of companies, other than Rialto Holdings and its Subsidiaries, that are Subsidiaries of Lennar. (c) Except as otherwise required by law, holders of Class C Units will not have any voting rights as a result of their ownership of Class C Units. (d) Each time the Company makes a distribution to holders of Units, each holder of a Class C Unit will be entitled to receive with regard to that Class C Unit a sum equal to 0.1% of the amount that is distributed. If a distribution consists in whole or in part of assets other than cash, a holder of Class C Units will be entitled to receive with regard to each Class C Unit it holds either, at the option of the Company, (i) 0.1% of the ownership of the non-cash assets that

MIAMI 3459414.2 78831/41819 11 are distributed, or (ii) cash equal to 0.1% of the Fair Market Value of the non-cash assets that are distributed. ARTICLE VII NAMES AND ADDRESSES OF MEMBERS 7.1 Members. Exhibit “A” to this Agreement contains the name and address, and states the number and class of Units held by, each Person who, at the date of this Agreement, is a Member. Each time there is a change in the Members, Exhibit “A” will be amended so that it will contain current information about the Persons who are Members (including Persons who become Members after the date of this Agreement). 7.2 Record of Holders of Units. The Company will maintain a register in which it will record as to each holder of Units, (i) the name and address of the holder, (ii) the number and class of the Units held by the holder, and (iii) whether the holder is a Member as a result of the holder’s ownership of Units. If there is a discrepancy between information contained in the register and the information shown on Exhibit “A” to this Agreement, the Company, the Managing Member, the other Members and all other Persons will be entitled to rely for all purposes on the information in the register as being correct. 7.3 Record of Transfers of Units. If there is a transfer of Units that is permitted by this Agreement, the Company will record in the register described in Section 7.2 that the Person to whom the Units are transferred is the owner of the transferred Units. The Company will not record any transfer of Units that is not permitted by the Plan or otherwise is not permitted by this Agreement. ARTICLE VIII RELATIONSHIP WITH PLAN 8.1 Issuance of Units under the Plan. It is anticipated that all the Class B Units and all the Class C Units that are issued will be issued under the Plan. 8.2 Units Subject to Provisions of the Plan. Any provision of the Plan relating to Units, including but not limited to provisions restricting transfers of Units, requiring under some circumstances that the Company retain portions of distributions allocable to Units that have not vested and requiring that holders of Units who cease to be employees of Lennar or Rialto Holdings or their Subsidiaries forfeit Units that have not Vested (and require that the Company cancel the forfeited Units) and give the Company the option to purchase their vested Units, is incorporated into this Agreement and will be deemed to be a term of this Agreement. 8.3 Restriction on Transfers. Without limiting what is said in Section 8.2, no transfer of Units that is not permitted by the Plan will be permitted by this Agreement, and therefore, under Section 7.2, the Company will not be required to record any transfer of Units that is not permitted by this Agreement. ARTICLE IX MEMBER INTERESTS AND LOANS 9.1 Member Interests.

MIAMI 3459414.2 78831/41819 12 (a) The interest of a Member in the Company will be represented by the Units owned by that Member. The Percentage Interest of a Member will be the percentage of each distribution that the Member is entitled to receive, as provided in the applicable one of Section 6.2, 6.3 or 6.4, with regard to the Class A, Class B or Class C Units owned by that Member. (b) No Member shall be required to contribute any other or further capital to the Company. 9.2 No Interest on Capital Contributions. Except as specifically provided in this Agreement, no Member shall be paid interest with regard to its Member Interest, including with regard to any Invested Capital. 9.3 Return of Capital Contributions. Except as specifically provided in this Agreement, no Member shall have the right or be entitled to withdraw, or receive any return of, its Invested Capital. 9.4 Loans to Company. No Member shall have any obligation to loan funds to the Company or guaranty debts of the Company. ARTICLE X COMPENSATION OF AND PAYMENTS TO THE MEMBERS AND THEIR AFFILIATES; AFFILIATE TRANSACTIONS 10.1 Compensation Generally. The Company may enter into transactions, loans, contracts, agreements or arrangements with any Member and/or their respective Affiliates (each, an “Affiliated Transaction”), as well as any amendments or modifications thereto, only with the consent of the Managing Member. No Member shall be reimbursed by the Company for any out-of-pocket costs and expenses incurred by it on behalf of the Company, without the express written approval of the Managing Member and the submission by such Member to the Company of reasonable supporting documentation therefor. 10.2 Payment of Compensation. Any commissions, fees, interest or other compensation authorized under this Agreement or by the Managing Member, to be paid by the Company to a Member or an Affiliate of a Member shall constitute an expense of the Company and shall be payable to such Member or its Affiliate, as the case may be, on the same basis and with the same priority as any other amounts payable by the Company to third-party creditors. With respect to the payment of all such commissions, fees, interest or other compensation, the relationship between the Company and such Member (or its Affiliate, as the case may be) shall be that of debtor-creditor. 10.3 Transactions with Members and/or Affiliates. The validity of any Affiliated Transaction permitted by the terms of this Agreement shall not be affected by reason of the relationship between the Company and such Member or Affiliate. Without limiting what is said in the preceding sentence, nothing in this Agreement will affect the employment relationship, or any other relationship, between a Member and Lennar, Rialto Holdings, the Company or any Subsidiary or Affiliate of any of them. ARTICLE XI CAPITAL ACCOUNTS; PROFITS AND LOSSES; DISTRIBUTIONS

MIAMI 3459414.2 78831/41819 13 11.1 Capital Accounts. A separate Capital Account shall be maintained for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). The Capital Account of each Member shall be determined and adjusted as follows: (a) Credits. Each Member’s Capital Account shall be credited with: (i) any contributions of cash made by such Member to the capital of the Company, plus the Book Basis of any property contributed by such Member to the capital of the Company (net of any liabilities to which such property is subject or which are assumed by the Company), plus the sum equal to the compensation the Member is deemed to receive as a result of an election under Section 83(b) of the Code with regard to Units awarded to the member under the Plan; (ii) the Member’s distributive share of Profit, items thereof, and items of income and gain specially allocated pursuant to Section 11.3; and (iii) any other increases required by Treasury Regulation Section 1.704-1(b)(2)(iv). (b) Debits. Each Member’s Capital Account shall be debited with: (i) any Distribution of cash made from the Company to such Member (including advance distributions when they are applied as a credit against distributions that otherwise would have been made in cash) plus the fair market value of any property distributed in kind to such Member (including property in kind allocated to Units held by the Member that is retained by the Company in accordance with the Plan until the Units vest or the property otherwise is distributable to the Member in accordance with the Plan), net of any liabilities to which such property is subject or which are assumed by such Member; (ii) the Member’s distributive share of Loss, items thereof and deductions or losses specially allocated to such Member pursuant to Section 11.3; and (iii) any other decreases required by Treasury Regulation Section 1.704-1(b)(2)(iv). The provisions of this Section 11.1 relating to the maintenance of Capital Accounts have been included in this Agreement to comply with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent with those provisions. 11.2 Allocations of Profit and Losses. For each fiscal year of the Company, or part thereof, Profit and Loss shall be allocated amongst the Members, after allocations pursuant to Section 11.3 have been made, as follows: (a) Profits for any fiscal year of the Company shall be allocated as follows: (i) First, to each Member who previously has been allocated Losses pursuant to Section 11.2(b) hereof which have not been fully offset by allocations of Profits pursuant to this Section 11.2(a)(i) (“Unrecovered Losses”) until the total amount of Profits

MIAMI 3459414.2 78831/41819 14 allocated to each such Member pursuant to this Section 11.2(a)(i) is equal to the total amount of Losses which have been allocated to such Member pursuant to Section 11.2(b) hereof. Profits allocated pursuant to this Section 11.2(a)(i) shall be allocated to the respective Members in proportion to their relative shares of Unrecovered Losses; (ii) Second, to each Member in an amount equal to any Excess Aggregate Distributions made to such Member (which, for purposes of this Section 11.2(a)(ii) only, shall be computed without taking into account any Distributions representing a return of such Member’s Invested Capital), in proportion to each Member’s relative share of such Excess Aggregate Distributions, as adjusted; and (iii) Last, to the Members pro rata in accordance with and in proportion to their respective percentage Interests as adjusted hereunder to the date of such allocation. (b) Losses for any fiscal year of the Company shall be allocated as follows: (i) First, to each Member to the extent of Profits previously allocated thereto pursuant to Section 11.2(a) hereof which have not been fully offset by allocations of Losses pursuant to this Section 11.2(b)(i) (“Excess Allocated Profits”) until the total amount of Losses allocated to each such Member pursuant to this Section 11.2(b)(i) is equal to the total amount of Profits which have been allocated to such Member pursuant to Section 11.2(a) hereof. Losses allocated pursuant to this Section 11.2(b)(i) shall be allocated to the respective Members in proportion to their relative shares of Excess Allocated Profits; (ii) Second, to the Members in accordance with the positive capital standing in each such Member’s Capital Account; and (iii) Last, to the Members pro rata in accordance with and in proportion to their respective percentage Interests as adjusted hereunder to the date of such allocation. 11.3 Compliance with Section 704(b). The following special allocations shall, except as otherwise provided, be made in the following order: (a) Minimum Gain Chargeback. Notwithstanding any other provision of this Article XI, if there is a net decrease in Partnership Minimum Gain or, with respect to any Member, in any Partner Minimum Gain during any fiscal year of the Company or other period, prior to any other allocation pursuant hereto, such Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount and manner required by Treasury Regulation Sections 1.704-2(f) or 1.704-2(i)(4) or any successor provisions. The items to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2 or any successor provision. (b) Qualified Income Offset. Any Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) which causes or increases a negative balance in its or his Capital Account (adjusted as provided in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)) shall be allocated items of income and gain sufficient to eliminate such increase or negative balance caused thereby, as quickly as possible, to the extent required by such Treasury Regulation.

MIAMI 3459414.2 78831/41819 15 (c) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year of the Company or other period shall be allocated (as nearly as possible) amongst the Members under Treasury Regulation Section 1.704-2, or any successor provision in accordance with their respective percentage Interests. (d) Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member that made, or guaranteed or is otherwise liable with respect to, the loan to which such Partner Nonrecourse Deductions are attributable in accordance with principles under Treasury Regulation Section 1.704-2(i) or any successor provision. 11.4 Distributions. Except as provided in Section 11.5, all Available Cash shall be distributed at such time or times as determined by the Managing Member to the Members in accordance with Sections 6.2, 6.3 and 6.4. 11.5 Distributions in Liquidation. (a) Upon the liquidation of the Company caused by other than the termination of the Company under Section 708(b)(1)(B) of the Code, the Company shall proceed to wind up its affairs in accordance with Section 15.2. During such winding up process, Profits, Losses and Distributions shall continue to be allocated among the Members in accordance with Section 11.2 through Section 11.4. The proceeds of sale and other assets of the Company, after giving effect to the provisions of Section 15.2, shall be first applied to the payment of all debts and liabilities of the Company, including debts to any Members who are creditors of the Company, and then distributed not later than the latest time specified for such Distributions pursuant to Treasury Regulation Section 1.704 1(b)(2)(ii)(b)(2), to the Members in accordance with the provisions of Section 11.4. (b) The Members believe and intend that the effect of making any and all liquidating Distributions in accordance with the provisions of this Section 11.5 will result in each Member receiving liquidating Distributions equal to the amount of Distributions that each such Member would have received if liquidating Distributions were instead distributed in accordance with the positive capital standing in each such Member’s Capital Account. If the immediately preceding sentence is for any reason inaccurate, then the Managing Member, upon the advice of tax counsel to the Company, is hereby authorized to make such revisions to the allocation provisions of Article VI and this Article XI and/or to file such amended tax returns for the Company as may be reasonably necessary to cause such allocations of Profit and Loss to be in compliance with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. 11.6 Compliance with Section 704(c). In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, income, gain, loss, deduction and tax depreciation with respect to any property contributed to the capital of the Company, or with respect to any property which has a Book Basis different than its adjusted tax basis, shall, solely for federal income tax purposes, be allocated among the Members so as to take into account any variation between the adjusted tax basis of such property to the Company and the Book Basis of such property.

MIAMI 3459414.2 78831/41819 16 11.7 Priority of Members. Except as otherwise specifically provided herein, no Member shall have any right to demand or receive property other than cash in any Distribution and no Member shall have any priority over any other Member. 11.8 No Restoration of Negative Capital Account. No Member shall be required or obligated to restore or repay to the Company, any Member or any creditor of the Company any negative balance in its Capital Account upon liquidation or dissolution of the Company. 11.9 Withheld Amounts. All amounts withheld from Company revenues or Distributions by or for the Company pursuant to the Code or any provision of any state or local tax law shall be treated for all purposes of this Agreement as Distributions to those Members who receive tax credits with respect to the withheld amounts. If the Managing Member reasonably determines that the Company has insufficient liquid assets to satisfy such withholding obligation, the Member as to which withholding applies shall contribute cash to the Company in an amount sufficient to satisfy such withholding obligation. 11.10 Change in Members’ Percentage Interests. In the event that the Members’ percentage Interests shall change as a result of the issuance of additional Units, any additional Capital Contribution(s) or otherwise, the Managing Member shall make the corresponding changes to the Capital Accounts of the Members and to the allocations pursuant to Section 11.2 that it shall deem appropriate to reflect the Members’ revised percentage Interests. 11.11 Consent to Allocations. Each Member, as a condition of becoming a Member, expressly consents to the foregoing allocations as set forth in this Article XI. ARTICLE XII MANAGEMENT OF THE COMPANY 12.1 Management by Managing Member. Unless otherwise provided in this Agreement, in the Certificate or in the Plan (it being intended that, to the fullest extent allowed by law, the terms of this Agreement and the Certificate shall have priority over those of the Act) the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by, the Managing Member. In addition to the powers and authorities expressly conferred upon the Managing Member elsewhere in this Agreement, the Managing Member may exercise all such powers of the Company and do all such lawful acts and things that are not directed or required by the Act, the Certificate or this Agreement to be exercised or done by the Members or required by the Plan to be done by the Committee or by the Compensation Committee of the Board of Directors of Lennar, and the Managing Member shall have such powers as are generally vested in general partners of partnerships. The Managing Member, acting alone, is hereby specifically authorized to take any and all acts and actions, to make any and all decisions and to do anything and everything that it deems necessary, proper, convenient and/or advisable in conjunction with its foregoing rights, powers and authority and/or in connection with or related to the purposes of the Company and/or its business or affairs. 12.2 Officers and Other Agents. (a) Number; Titles; Election; Term; Qualification. The Managing Member shall have the authority to elect or appoint officers of the Company, from time to time, who shall have the relative powers and duties set forth in this Agreement or as otherwise assigned to them by the

MIAMI 3459414.2 78831/41819 17 Managing Member. The Managing Member will not, however, be required to elect or appoint officers and the Managing Member can exercise itself, or through persons it designates, any or all of the powers and authority it has authority to assign to officers of the Company. The officers of the Company may include one or more of a Chief Executive Officer and/or a President, a Chief Operating Officer, a Chief Financial Officer and/or a Treasurer, a Chief Investment Officer, a Chief Accounting Officer and a Secretary. The Company may also have an Executive Vice President, one or more Senior Vice Presidents (and, in the case of each Senior Vice President, with such descriptive title, if any, as the Managing Member shall determine), one or more Vice Presidents (and, in the case of each Vice President, with such descriptive title, if any, as the Managing Member shall determine), one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers and such agents as the Managing Member may from time to time elect or appoint. Each officer and agent of the Company shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any individual may hold any number of offices. No officer or agent need be a Member, a manager, a resident of the State of Delaware or a citizen of the United States. (b) Removal. Any officer or agent elected or appointed by the Managing Member may be removed by the Managing Member, with or without cause, whenever in the judgment of the Managing Member the best interest of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Election or appointment of an officer or agent shall not of itself create contract rights. (c) Vacancies. Any vacancy occurring in any office of the Company may be filled by the Managing Member. (d) Authority. Officers shall have such authority and perform such duties in the management of the Company as are provided in this Agreement or as may be determined by the Managing Member. (e) Compensation. The compensation, if any, of officers, employees and agents of the Company shall be fixed from time to time by the Managing Member. (f) Chief Executive Officer. The Chief Executive Officer of the Company, subject to the supervision of the Managing Member, shall have general management and control of the business, affairs and properties of the Company in the ordinary course of its business with all such powers with respect to such general management and control as may be reasonably incident to such responsibilities, including the power to employ, discharge or suspend employees and agents of the Company, to fix the compensation of employees and agents, and to suspend, with or without cause, any officer of the Company pending final action by the Managing Member with respect to continued suspension, removal or reinstatement of such officer. The Chief Executive Officer may, without limitation, agree upon and execute all documents, agreements, instruments, orders, bonds, contracts and other obligations in the name of the Company. (g) President, Executive Vice President, Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents and Vice Presidents. In the case of the absence or disability of the Chief Executive Officer, the President shall perform the duties and exercise the powers of the Chief Executive Officer. The Executive Vice President, Chief Operating Officer, Chief Financial Officer, each Senior Vice President and the Vice President, if there is one, or if there shall be more than one, the Vice Presidents (in the order designated by the Managing

MIAMI 3459414.2 78831/41819 18 Member from time to time or, in the absence of such designation, as determined by the length of time each has held the office of Vice President continuously), shall, in the absence or disability of the President, perform the duties and exercise the powers of the President. The President, Executive Vice President, Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents and any Vice President shall have such other duties, powers and responsibilities as may be prescribed by the Managing Member from time to time or as may be delegated from time to time by the Chief Executive Officer or, in the case of the absence thereof, by the President, or as otherwise set forth herein, including the execution of documents binding the Company. As between the Company and third parties, any action taken by the President in the performance of the duties of or delegated by the Chief Executive Officer shall be conclusive evidence of the absence or inability to act of or such delegation by the Chief Executive Officer at the time such action was taken and any action taken by the Executive Vice President, Chief Operating Officer, Chief Financial Officer, or any Senior Vice President or Vice President in the performance of the duties of the President or delegated by the Chief Executive Officer or, in the case of the absence thereof, by the President shall be conclusive evidence of the absence or inability to act of or such delegation by the Chief Executive Officer or the President at the time such action was taken. (h) Chief Financial Officer. In addition to any applicable duties set forth in Section 12.2(g), the Chief Financial Officer shall have responsibility for the general oversight of the accounting and finance function of the Company and supervision of the Chief Accounting Officer and the Treasurer and Assistant Treasurers, if any, and such other duties, powers and responsibilities as determined by the Chief Executive Officer, the President, if any, or the Managing Member. (i) Chief Investment Officer. The Chief Investment Officer shall have responsibility for establishing the investment strategy of the Company and for approving specific investments and other such duties and responsibilities as determined by the Chief Executive Officer, the President, if any, or the Member. (j) Chief Accounting Officer. The Chief Accounting Officer shall have responsibility for the day-to-day management and general oversight of the accounting and finance function of the Company and supervision of the accounting and reporting staff, and other such duties and responsibilities as determined by the Chief Financial Officer, the Chief Executive Officer, the President, if any, or the Managing Member. In the case of the absence or disability of the Chief Financial Officer, the Chief Accounting Officer shall perform the duties and responsibilities and exercise the powers of the Chief Financial Officer, including the execution of documents binding the Company. As between the Company and third parties, any action taken by the Chief Accounting Officer in the performance of the duties of or delegated by the Chief Financial Officer shall be conclusive evidence of the absence or inability to act of or such delegation by the Chief Financial Officer at the time such action was taken. (k) Treasurer. The Treasurer shall have custody of the Company’s funds and securities, shall keep full and accurate accounts of receipts and disbursements and shall deposit all moneys and valuable effects in the name and to the credit of the Company in such depository or depositories as may be designated by the Managing Member. The Treasurer shall audit all payrolls and vouchers of the Company, receive, audit and consolidate all operating and financial statements of the Company and its various departments, shall supervise the accounting and auditing practices of the Company and shall have charge of matters relating to taxation. Additionally, the Treasurer shall have the power to endorse for deposit, collection or otherwise all

MIAMI 3459414.2 78831/41819 19 checks, drafts, notes, bills of exchange and other commercial paper payable to the Company and to give proper receipts and discharges for all payments to the Company. The Treasurer shall perform such other duties, powers and responsibilities as may be prescribed by the Managing Member or as may be delegated from time to time by the Chief Executive Officer or, in the case of the absence thereof, by the President or by the Chief Financial Officer. (l) Assistant Treasurers. Each Assistant Treasurer shall have such duties, powers and responsibilities as may be prescribed by the Managing Member from time to time or as may be delegated from time to time by the Chief Financial Officer or the Chief Executive Officer or, in the case of the absence thereof, by the President. The Assistant Treasurers (in the order as designated by the Managing Member or, in the absence of such designation, as determined by the length of time each has held the office of Assistant Treasurer continuously) shall exercise the powers of the Treasurer during that officer’s absence or inability to act. As between the Company and third parties, any action taken by an Assistant Treasurer in the performance of the duties of the Treasurer or delegated by the Chief Financial Officer or the Chief Executive Officer or, in the absence thereof, by the President, shall be conclusive evidence of the absence or inability to act of the Treasurer at the time such action was taken or such delegation by the Chief Financial Officer or the Chief Executive Officer or, in the absence thereof, by the President. (m) Secretary. The Secretary shall maintain minutes of all meetings of the Managing Member and of the consents in lieu of such minutes in the Company’s minute books, and shall cause notice of such meetings to be given when requested by any Person authorized to call such meetings. The Secretary may sign with the President, in the name of the Company, all contracts of the Company and affix the seal of the Company, if any, thereto. The Secretary shall have charge of the books, records and other papers as the Managing Member may direct, all of which shall at all reasonable times be open to inspection by any Member at the office of the Company during regular business hours. The Secretary shall perform such other duties, powers and responsibilities as may be prescribed by the Managing Member or as may be delegated from time to time by the Chief Executive Officer or, in the case of the absence thereof, by the President. (n) Assistant Secretaries. Each Assistant Secretary shall have such duties, powers and responsibilities as may be prescribed by the Managing Member or as may be delegated from time to time by the Chief Executive Officer or, in the case of the absence thereof, by the President. The Assistant Secretaries (in the order designated by the Managing Member or, in the absence of such designation, as determined by the length of time each has held the office of Assistant Secretary continuously) shall exercise the powers of the Secretary during that officer’s absence or inability to act. As between the Company and third parties, any action taken by an Assistant Secretary in the performance of the duties of the Secretary shall be conclusive evidence of the absence or inability to act of the Secretary at the time such action was taken. 12.3 Investment Committee. Except as otherwise expressly provided in this Agreement, the Managing Member delegates the responsibility for reviewing and approving all acquisitions of Investments (as defined in the Partnership Agreement) by the Fund and Coinvestment Vehicles in an investment committee (the "Investment Committee"), which shall be designated by the Managing Member. The Investment Committee shall consist of individuals (each, an “Executive”) appointed by the Managing Member as set forth below. The Investment Committee is hereby specifically authorized to take any and all acts and actions, to make any and all decisions and to do anything and everything it deems necessary, proper, convenient or advisable in connection with or related to any and all Investments, transactions, actions,

MIAMI 3459414.2 78831/41819 20 agreements, instruments and/or other documents on behalf of the Partnership and Coinvestment Vehicles. (a) Number; Vacancy; Appointment. The initial number of Executives comprising the Investment Committee shall be seven (7), which number may be increased or decreased from time to time by a determination of the Managing Member, but never below two (2). An Executive may be removed and replaced at any time with or without cause by the Managing Member. Any vacancy occurring on the Investment Committee shall be filled by the Managing Member. The Member hereby appoints Jeffrey Krasnoff, Jay Mantz, Cheryl Baizan, Anthony Seijas and Eric Feder to serve as the Executives from the Effective Date until, as to each of them, he or she resigns, is removed or becomes unable to serve, having the rights, powers, duties and responsibilities set forth in this Agreement. (b) Place of Meetings; Notice. All meetings of the Investment Committee or committees thereof may be held in such place or places within or without the State of Delaware as the Investment Committee may from time to time determine, and may be held telephonically. (c) Regular Meetings. Regular meetings of the Investment Committee may be held without notice at such times and places as may be determined from time to time by the Executives. (d) Special Meetings; Notice. Any Executive may call a special meeting of the Investment Committee by providing written notice to the other Executives requesting such special meeting. (e) Quorum; Majority Vote. At all meetings of the Investment Committee, at least a majority of the Executives then in office shall be necessary and sufficient to constitute a quorum for the transaction of business unless a greater number is required by law. If a quorum is not present at a meeting, the Executives present at the meeting may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The consent of at least a majority of the Executives then in office at a meeting at which a quorum is in attendance shall be required for an act of the Investment Committee. (f) Procedure; Minutes. At meetings of the Investment Committee, business shall be transacted in such order as the Investment Committee may determine from time to time. At each meeting of the Investment Committee, an individual appointed by the Investment Committee shall preside at the meeting. Such individual presiding at the meeting shall appoint an individual to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be delivered to the Managing Member for placement in the minute book of the Company. (g) Compensation of Executives. Executives, as such, shall not receive any salary for their services; provided, however, that nothing contained in this Agreement shall preclude any Executive from serving the Company in any other capacity and receiving compensation for services. The Company shall reimburse the Executives for any reasonable expenses incurred by the Executives in attending meetings of the Investment Committee. (h) Action Without Meeting. Any action which may be taken, or which is required by law, the Certificate, or this Agreement to be taken, at a meeting of the Investment

MIAMI 3459414.2 78831/41819 21 Committee may be taken without a meeting if a consent in writing, setting forth the action so taken, shall have been signed by least a majority of the Executives then in office. Such consent shall have the same force and effect, as of the date stated therein, as a vote of a majority of the Executives then in office present at a meeting at which a quorum is in attendance and may be stated as such in any document or instrument filed with the Secretary of State or in any certificate or other document delivered to any Person. The consent may be in one or more counterparts. The signed consent shall be delivered to the Investment Committee for placement in the minute book of the Company and a copy shall be delivered to each Executive who did not sign the consent. (i) Telephone and Similar Meetings. The Executives may participate in and hold meetings by means of conference telephone or similar communications equipment by means of which all Executives participating in the meeting can simultaneously hear each other. Participation in a meeting so conducted shall constitute attendance and presence in person at such meeting, except where an Executive participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. 12.4 Tax Matters. The Managing Member shall act as tax matters partner of the Company pursuant to Section 6231 of the Code. Except as otherwise provided herein, the Managing Member shall determine whether to make any available election pursuant to the Code. Notwithstanding anything in this Agreement to the contrary, no election shall be made by the Company or any Member for the Company to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws. As to all other relevant matters, the Managing Member shall determine whether to claim any available credit or adopt any other method or procedure related to the preparation of the Company’s federal, state and local tax returns. Within ninety (90) days after the end of each fiscal year of the Company, or as soon thereafter as is practical, at the expense of the Company, the Managing Member shall cause there to be prepared by the Accountants federal and state Company returns of income for the Company. Each Member shall timely be furnished information required to be set forth in such Member’s federal and state income tax returns. 12.5 Books and Records. (a) The Managing Member shall maintain at the office of the Company full and accurate books of the Company (which at all times shall remain the property of the Company), in the name of the Company and separate and apart from the books of the Managing Member and its Affiliates, showing all the Company’s receipts and expenditures, assets and liabilities, profits and losses, and all other books, records and information required by applicable law or necessary for recording the Company’s business and affairs. The Company’s books and records shall be maintained in accordance with GAAP. (b) Each Member shall be afforded full and complete access to all records and books of account of the Company for a purpose reasonably related to such Member’s interest as a member of the Company during reasonable business hours or such other times as required by legislative authority and, at such hours, shall have the right of inspection and copying of such records and books of account, at its expense. The Managing Member shall reasonably cooperate with any Member or its agents in connection with any review of the Company or its records and books. The Managing Member shall retain all records and books relating to the Company for a

MIAMI 3459414.2 78831/41819 22 period of at least six years after the termination of the Company and shall thereafter destroy such records and books only after giving at least 30-days’ advance written notice to the other Members. (c) Notwithstanding the provisions of the preceding paragraph, the Managing Member shall have the right to keep confidential from other Members for such period of time as the Managing Member deems reasonable, any information which the Managing Member reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Managing Member reasonably believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential. 12.6 Accountants. If the Managing Member shall determine that Accountants should be engaged by the Company to do an audit, the Managing Member shall engage the Accountants on behalf of the Company. The costs and expenses of the Accountants’ services and those of any and all other professionals involved in preparing the financial statements and reports required hereunder shall be borne by the Company. ARTICLE XIII TRANSFER OF INTERESTS 13.1 Restrictions on Transfer. (a) Except as provided in this Article XIII, no direct or indirect Disposition (by operation of law or otherwise) shall be made by a Member of the whole or any part of such Member’s Interest (including the pledge of a Member’s Units or any other interest of the Member in the capital or profits of or Distributions by the Company), without the consent of the Managing Member. In connection therewith and notwithstanding anything to the contrary contained in this Agreement, no assignee or transferee (whether such assignee or transferee has become an assignee or transferee by direct or indirect assignment or transfer, operation of law or other reason or cause) of Units (or of any other interest in the capital or profits of or Distributions by the Company) shall be admitted as a substituted Member of the Company unless (a) the consent of the Managing Member shall have been obtained, (b) if the Units were issued under the Plan, the assignment or transfer is permitted by the Plan, and (c) the conditions of Section 13.2 are met. Any such Disposition shall be subject to the provisions of Section 13.3. In addition, each of the Members agrees that it shall not Dispose of its Interest if such Disposition would (i) create a default under the terms of any indebtedness or other contractual obligation of the Company then outstanding to any third party, or (ii) cause a technical or other termination of the Company for federal income tax purposes that results in a materially adverse tax effect on any of the other Members. (b) Notwithstanding anything in Section 13.1(a), nothing in this Agreement will prevent Lennar or a Subsidiary of Lennar from transferring Units or other Interests to a Subsidiary of Lennar or will prevent Rialto Management or another Subsidiary of Rialto Holdings from transferring Units or other Interests to a Subsidiary of Rialto Holdings, and no consent of the Managing Member will be required for such a transfer. 13.2 Effect of Assignment; Documents.

MIAMI 3459414.2 78831/41819 23 (a) Except as otherwise permitted in Section 13.1, no Member shall have the right to substitute a transferee as a Member in the place of the transferring Member, except with the consent of the Managing Member. (b) A transferee who has been admitted as a substituted Member in accordance with this Article XIII shall have all the rights and powers and be subject to all the restrictions and liabilities of a Member under this Agreement. (c) Upon admission of a substituted Member, the Company shall amend this Agreement in order to document such admission (including by amending Exhibit “A” to reflect the name, address and Interest of such Member). In such event, the Company shall not be dissolved or wound up, but instead shall continue as before with, however, the substitution of such new Member. No such Disposition shall relieve the transferor Member from any of its or his obligations under this Agreement arising prior to such Disposition (it being understood that, except as otherwise provided herein, the transferor Member may be relieved of such obligations to the extent that the same arise after such Disposition and the same are assumed in writing by the transferee). 13.3 Effect of Transfer. Any Person admitted to the Company as a substituted or new Member (it being understood that any such admission may only occur as set forth in this Article XIII) shall be subject to all of the provisions of this Agreement. 13.4 Amendment of Certificate. The Managing Member shall cause the Certificate to be amended or corrected to the extent necessary and required by the Act to add a substituted or new member. A transferee shall be admitted pursuant to the terms of this Agreement as of the first day of the month following the month in which such transferee has acquired the Interest of a Member and been so substituted and, for purposes of allocating Profits, Losses and Distributions, such transferee shall be treated as having become a substituted member with respect to the Interest acquired on such date, unless the transferor and transferee agree to another method of allocation that is approved by the Managing Member. 13.5 Effect of Noncompliance. Any Disposition in contravention of any of the provisions of this Article XIII or of the Plan shall be void, invalid and ineffectual and of no force or effect, and shall not bind or be recognized by the Company. ARTICLE XIV LIABILITY AND INDEMNIFICATION 14.1 Liability of Members. (a) No Member will, by reason of being a Member, be liable to any person for any debts or obligations of the Company. (b) No Member (including the Managing Member), Affiliate of a Member, Executive or officer of the Company, and no trustee or designee, manager, officer, director, member, partner, employee, agent, successor or assign of a Member or Affiliate of a Member, shall be liable to the Company or another Member for any liabilities, damages, claims, actions, suits, proceedings, deficiencies, assessments, losses, penalties, judgments, interest, costs and expenses, including, without limitation, reasonable attorneys’ fees and disbursements, and

MIAMI 3459414.2 78831/41819 24 causes of action of any nature whatsoever (collectively, “Liability”) incurred by reason of any act performed or omitted in connection with the activities of the Company or in dealing with third parties on behalf of the Company, provided such act or omission was (i) taken in good faith, (ii) reasonably believed to be in the best interests of the Company, (iii) within the scope of authority granted to such Person, and (iv) not attributable to such Person’s fraud, bad faith, willful misconduct or gross negligence. (c) Neither the Managing Member nor any other Member, nor any Executive or officer of the Company, shall owe any duty whatsoever (fiduciary or otherwise) to any assignee or transferee of a Member or a Member’s Interest (whether such assignee or transferee has become an assignee or transferee of such Member or such Member’s Interest by direct or indirect assignment or transfer, operation of law or other reason or cause), and no such assignee or transferee shall have any right or standing to bring any action (derivative or otherwise) against the Members or the Company or any officer of the Company relating to the Managing Member’s, other Members’, Executives' or officers’ conduct concerning the Company or this Agreement prior to the time such assignee or transferee becomes a substituted Member of the Company in the manner provided in this Agreement. 14.2 Indemnification of Members. To the fullest extent permitted under the Act, the Company, its receiver or its trustee shall indemnify and hold harmless each Member (including the Managing Member) and each Affiliate of a Member, Executive or officer of the Company, each of their respective trustees, designees, managers, officers, directors, members, partners, employees and agents, and each successor or assign of a Member or Affiliate of a Member (each, an “Indemnified Party”) from and against any Liability incurred by the Indemnified Party by reason of any act performed or omitted to be performed in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including costs and attorneys’ and paralegals’ fees before and at trial and at all appellate levels, whether or not suit is instituted (which attorneys’ and paralegals’ fees may be paid by the Company as incurred), and any amounts expended in the settlement of any claims of Liability; provided such act or omission was (i) taken in good faith, (ii) reasonably believed to be in the best interests of the Company, (iii) within the scope of authority granted to such Person, and (iv) not attributable to such Member’s or Person’s fraud, bad faith, willful misconduct or gross negligence. To the extent permitted by law, each Member hereby waives any fiduciary or similar duty that the other Member may owe to it under applicable law. 14.3 Indemnification of the Company by Members. The Company and the other Members (including the Managing Member) and the officers of the Company shall be indemnified, defended and held harmless by each Member from and against any Liability arising out of or attributable to (i) any act performed by or on behalf of any such Member which is not performed in good faith or is not reasonably believed by such Member to be in the best interest of the Company and within the scope of authority conferred upon such Member under this Agreement, (ii) the fraud, bad faith, willful misconduct or gross negligence of such Member, (iii) the breach by such Member or its Affiliate of any of its covenants or obligations and any representations or warranties, with respect to such Member or its Affiliate (and not with respect to the Company or any Company Property) set forth in this Agreement, or (iv) any denial of an insurance claim by the Company based on an intentional misstatement or intentional withholding of information by any Member or its Affiliate.

MIAMI 3459414.2 78831/41819 25 ARTICLE XV DISSOLUTION AND TERMINATION OF THE COMPANY 15.1 Dissolution. (a) No act, thing, occurrence, event or circumstance shall cause or result in the dissolution of the Company, except that the happening of any one of the following events shall work an immediate dissolution of the Company: (i) Decision of the Managing Member. Upon the Managing Member’s written resolution to dissolve the Company; or (ii) No Remaining Members. Any time that there is no remaining Member of the Company. (iii) Except as otherwise specifically provided in this Agreement, each Member agrees that, without the Managing Member’s written authorization, a Member will not withdraw from or cause a voluntary dissolution of the Company. In the event that any Member withdraws from or causes a voluntary dissolution of the Company in contravention of this Agreement, such withdrawal or the causing of a voluntary dissolution shall not affect such Member’s liability for obligations of the Company and such Member shall be liable for all damages attributable to its breach of this Agreement. 15.2 Winding-Up. (a) Commencement. In the event of the dissolution of the Company for any reason, the Company shall commence to wind up the affairs of the Company and to liquidate its properties and investments. The Managing Member shall have full right and unlimited discretion to determine in good faith and in a reasonable manner the time, manner and terms of any sale or sales of the Company Property or any part thereof pursuant to such liquidation having due regard to the activity and condition of the relevant market and general financial and economic conditions. (b) Distributions. Following the payment of all Operating Expenses and all costs of liquidation and termination, and subject to the right of the Managing Member to set up such cash Reserves, subject to Available Cash, as determined by the Managing Member for foreseeable liabilities or obligations of the Company and, as and for so long as is reasonably necessary in good faith, for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other funds of the Company shall be distributed in accordance with Section 9.5 hereof (after deducting from amounts to which a Member is entitled any sum such Member owes the Company). 15.3 Termination and Cancellation. Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Managing Member shall cause to be executed and recorded a certificate of cancellation of the Company as well as any and all other documents required to effectuate the dissolution and termination of the Company. ARTICLE XVI NOTICES

MIAMI 3459414.2 78831/41819 26 16.1 Notices. Whenever any notice, any of the reports specified in Article X or any other communication is required or permitted to be given under any provision of this Agreement, such notice or other communication shall be in writing, signed by or on behalf of the Person giving the notice or other communication, and shall be deemed to have been given on the earlier to occur of (a) the date of the actual delivery, (b) if mailed, three (3) Business Days after the date mailed from within the United States of America by certified or registered mail, return receipt requested, with postage prepaid, (c) if sent with a nationally recognized overnight courier services, fees prepaid, the first Business Day following receipt of the notice by the courier service for delivery or (d) if by facsimile, on the day of such facsimile (provided, however, that the sender also sends a copy of such notice by another method permitted under this Section 16.1) to the respective address(es) or fax number(s) of the Member (and any designated representatives provided on Exhibit “A”) or Members to whom such notice is to be given as set forth in Exhibit “A,” or at such other address of which such Member shall have given written notice to the Company and the other Members as provided in this Agreement. Any notice to the Company shall be sent as provided in this Section 16.1 to the attention of the Managing Member. ARTICLE XVII FISCAL YEAR 17.1 Fiscal Year. The fiscal year of the Company shall end as of November 30 of each year. ARTICLE XVIII BANK ACCOUNTS 18.1 Bank Accounts. The Managing Member shall cause there to be opened and maintained in the name of the Company one or more bank or money market account or accounts, as the Managing Member shall deem necessary, in its sole and absolute discretion, into which account(s) shall be deposited all Gross Revenues of the Company. Withdrawals from such accounts shall be made upon the authorized signature or signatures of such person or persons as shall be designated by the Managing Member in its sole and absolute discretion. ARTICLE XIX AGREEMENT AND AMENDMENTS 19.1 Agreement and Amendments. This Agreement contains the entire understanding among the parties hereto concerning the operation of the Company and the rights and obligations of the Members, and supersedes any prior agreement and understanding between or among them, whether written or oral, respecting the subject matters addressed herein. Except as expressly permitted by the terms of this Agreement, this Agreement may be modified, amended, restated or repealed only by a written amendment, restatement or other document signed by all of the Members. ARTICLE XX BINDING EFFECT 20.1 Binding Effect. Except as otherwise provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the Members, their legal representatives, heirs, successors and permitted assigns.

MIAMI 3459414.2 78831/41819 27 ARTICLE XXI APPLICABLE LAWS 21.1 Applicable Laws. This Agreement and the rights of the Members hereunder shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law that would apply the law of any other jurisdiction. ARTICLE XXII DISCLOSURES 22.1 Disclosures. Each of the Members hereby acknowledges, represents, warrants and/or agrees as follows: (a) THAT SUCH MEMBER UNDERSTANDS THAT THE INTEREST BEING ACQUIRED BY SUCH MEMBER HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, IN RELIANCE ON EXEMPTIONS THEREFROM FOR NON-PUBLIC OFFERINGS OR OTHER EXCEPTIONS AND FURTHER UNDERSTANDS THAT SUCH INTEREST HAS NOT BEEN FILED WITH OR REVIEWED OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES ADMINISTRATOR OR ANY OTHER FEDERAL OR STATE AGENCY, AND NO SUCH AGENCY, ADMINISTRATOR OR AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF ACQUIRING AN INTEREST OR THE ACCURACY OR ADEQUACY OF ANY INFORMATION PROVIDED BY THE COMPANY TO SUCH MEMBER. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. (b) THAT THE INTEREST OF SUCH MEMBER HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN (NOR WILL IT BE) REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS BY REASON OF AND IN RELIANCE UPON SPECIFIC EXEMPTIONS THEREUNDER RELATED TO THE LIMITED AVAILABILITY OF THE INTERESTS (IN ADDITION TO THE OTHER SUBSTANTIAL LIMITATIONS, RESTRICTIONS AND REQUIREMENTS SET FORTH IN THIS AGREEMENT). (c) THAT SUCH MEMBER, OR THE SIGNATORY FOR SUCH MEMBER, IF THIS AGREEMENT IS BEING EXECUTED BY THE SIGNATORY IN A REPRESENTATIVE OR FIDUCIARY CAPACITY, HAS FULL POWER AND AUTHORITY TO EXECUTE AND DELIVER THIS AGREEMENT FOR HIMSELF OR IN SUCH CAPACITY AND ON BEHALF OF SUCH MEMBER FOR WHOM SUCH SIGNATORY IS EXECUTING THIS AGREEMENT, AS THE CASE MAY BE, AND SUCH MEMBER HAS FULL RIGHT, POWER AND AUTHORITY TO PERFORM ALL OBLIGATIONS UNDER THIS AGREEMENT. IF THE SIGNATORY HERETO IS EXECUTING THIS AGREEMENT IN A REPRESENTATIVE OR FIDUCIARY CAPACITY, THE REPRESENTATIONS, WARRANTIES, COVENANTS AND INDEMNITIES SET FORTH IN THIS ARTICLE XXII SHALL BE DEEMED TO HAVE BEEN MADE ON BEHALF OF THE PERSON WHOM SUCH SIGNATORY REPRESENTS. (d) SUCH MEMBER IS ACQUIRING AN INTEREST IN THE COMPANY FOR ITS OR HIS OWN ACCOUNT, FOR INVESTMENT PURPOSES ONLY, AND NOT WITH A VIEW TO THE SALE OR OTHER DISTRIBUTION THEREOF, IN WHOLE OR IN PART OR DIRECTLY

MIAMI 3459414.2 78831/41819 28 OR INDIRECTLY, AND SUCH MEMBER IS NOT AN UNDERWRITER, BROKER OR DEALER WITH RESPECT TO SECURITIES OF ANY KIND, AS SUCH TERMS ARE DEFINED IN THE SECURITIES ACT. (e) THAT SUCH MEMBER IS FULLY FAMILIAR WITH ALL FACTS AND CIRCUMSTANCES ATTENDANT TO ITS OR HIS INVESTMENT IN THE COMPANY, HAS BEEN OFFERED ACCESS TO ALL BOOKS, RECORDS, DOCUMENTS AND OTHER INFORMATION RELATED TO THE COMPANY AND ITS BUSINESS, AFFAIRS AND PLANS, AND HAS HAD AN OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, REPRESENTATIVES OF THE COMPANY, AND THAT ALL INVESTIGATIONS, DUE DILIGENCE AND QUESTIONS HAVE BEEN COMPLETED OR ANSWERED TO SUCH MEMBER’S SATISFACTION. (f) THAT SUCH MEMBER (AND ITS TRUSTEES AND ATTORNEYS-IN-FACT, IF ANY, WHO ARE ACTING ON ITS BEHALF) HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS SO AS TO BE CAPABLE OF EVALUATING, ALONE OR TOGETHER, THE MERITS AND RISKS OF AN INVESTMENT IN THE COMPANY BY THE ACQUISITION OF ITS INTEREST. 22.2 Member’s Indemnity. Each Member hereby agrees to indemnify and hold harmless the Company, each of the other Members (including the Managing Member), and the employees and agents of the Company from and against any and all loss, damage, liability, cost or expense (including reasonable attorneys’ and paralegals’ fees and costs before and at trial and at all appellate levels) due to or arising out of any inaccuracy in, or breach of, any representation, warranty or covenant of such Member contained in this Article XXII. ARTICLE XXIII MISCELLANEOUS 23.1 Waiver of Action for Dissolution. Each of the Members irrevocably waives, to the extent waivable, during the duration of the Company, any right that such Member may have to force a judicial dissolution of the Company or to maintain any action or make application for the judicial dissolution of the Company and, upon any breach of this Agreement by a Member, the other Members, in addition to all rights and remedies available at law or in equity, shall be entitled to a decree or order restraining and enjoining such action or application. 23.2 Third Party Beneficiaries. Nothing contained in this Agreement is intended to benefit any third parties not specifically herein enumerated, and no Person is entitled to any benefits as a third party beneficiary hereunder on account of any obligation of the Members to contribute Invested Capital or other contributions or loans hereunder or to make payments of any nature or to perform any other obligation as required hereunder; it being expressly understood that the benefits, duties and obligations of any of the Members hereunder are solely and exclusively the rights and obligations of said Members and are not intended to benefit any third parties unless expressly stated to the contrary herein. 23.3 Counterparts. This Agreement may be executed in several counterparts, and/or by the execution of counterpart signature pages that may be attached to one or more counterparts of this Agreement, and all counterparts that are so executed shall constitute one agreement binding on all of the Members, notwithstanding that all of the Members are not signatory to the

MIAMI 3459414.2 78831/41819 29 original or the same counterpart. In addition, any counterpart signature page may be executed by a Member wheresoever such Member is located, and may be delivered by facsimile or any means of electronic transmission (including, without limitation, via electronic mail), and any such facsimile or electronically transmitted signature pages may be attached to one or more counterparts of this Agreement, and such faxed or electronically transmitted signature(s) shall have the same force and effect, and be as binding, as if original signatures had been executed and delivered in person. 23.4 Provisions Severable. In the event that any sentence, paragraph, provision, section or article of this Agreement is declared by a court of competent jurisdiction to be void, such sentence, paragraph, provision, section or article shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect. 23.5 Titles or Captions. Titles or captions in this Agreement are inserted only as a matter of convenience and are for reference only. Such titles and captions shall not be construed to define, limit, extend or describe the scope of this Agreement or the intent of any provision. 23.6 Waiver. Any waiver by any Member of any of its rights or remedies under this Agreement or of any breach or violation of or default under this Agreement must be in writing and signed by the waiving party and shall not constitute a waiver of any of that party’s other rights or remedies or of any other or future breach, violation or default hereunder. 23.7 Further Assurances. The Members agree from time to time to execute and deliver such further and other documents, certificates, instruments and amendments and to do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions and purposes of this Agreement. 23.8 Construction of Agreement. The parties hereto agree that they have been given the opportunity to consult with counsel regarding this Agreement and, therefore, each of them waives the application of any law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. 23.9 Fees and Costs. In any suit, arbitration or other proceeding by any Member or the Company to enforce the terms and provisions of this Agreement, the prevailing party shall be entitled to all reasonable costs and expenses incurred by it or him in connection therewith (including reasonable attorneys’ and paralegals’ fees and costs incurred before and at any trial or arbitration and at all appellate levels), as well as all other relief granted or awarded in such suit, arbitration or other proceeding. 23.10 Recalculation of Interest. If any applicable law is ever judicially interpreted so as to deem any distribution, contribution, payment or other amount received by any Member or the Company under this Agreement as interest and so as to render any such amount in excess of the maximum rate or amount of interest permitted by applicable law, then it is the express intent of the Members and the Company that all amounts in excess of the highest lawful rate or amount theretofore collected be credited against any other distributions, contributions, payments or other amounts to be paid by the recipient of the excess amount or refunded to the appropriate Person, and the provisions of this Agreement immediately be deemed reformed, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit

MIAMI 3459414.2 78831/41819 30 the payment of the fullest amount otherwise required hereunder. All sums paid or agreed to be paid that are judicially determined to be interest shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the term of such obligation so that the rate or amount of interest on account of such obligation does not exceed the maximum rate or amount of interest permitted under applicable law. 23.11 Venue. Each of the Members consents to the jurisdiction of any Federal or state court sitting in Miami-Dade County, Florida for any action arising out of matters related to this Agreement. Each of the Members waives the right to commence an action in connection with this Agreement in any court outside of Miami-Dade County, Florida. 23.12 Waiver of Jury Trial. TO THE FULLEST EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHT, POWER, REMEDY OR DEFENSE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE COMPANY, WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE, OR WITH RESPECT TO ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THIS AGREEMENT; AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A JUDGE AND NOT BEFORE A JURY. EACH OF THE PARTIES HERETO FURTHER WAIVES ANY RIGHT TO SEEK TO CONSOLIDATE ANY SUCH LITIGATION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER LITIGATION IN WHICH A JURY TRIAL CANNOT OR HAS NOT BEEN WAIVED. FURTHER, EACH OF THE PARTIES HERETO HEREBY CERTIFIES THAT NO OTHER PARTY AND NO REPRESENTATIVE, AGENT OR ATTORNEY ON BEHALF OF ANY OTHER PARTY, HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH LITIGATION, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THE PROVISIONS OF THIS SECTION ARE A MATERIAL INDUCEMENT TO THE ACCEPTANCE OF THIS AGREEMENT BY THE OTHER PARTIES HERETO. [Signatures are on the following page]

MIAMI 3459414.2 78831/41819 IN WITNESS WHEREOF, the Members have executed and adopted this Agreement as of the Effective Date. RIALTO INVESTMENTS, LLC, a Delaware limited liability company By: Name: Jeffrey P. Krasnoff Title: Chief Executive Officer RIALTO CAPITAL MANAGEMENT, LLC, a Delaware limited liability company By: Name: Title:

MIAMI 3459414.2 78831/41819 IN WITNESS WHEREOF, the following Member has executed and adopted this Agreement as of the Effective Date By: Member Name: Title:

MIAMI 3459414.2 78831/41819

Nonpublic companies 3-14 PwC The $4 incremental compensation cost would be recognized over the remaining one- year vesting period. The company would not recognize any portion of the $1 unamortized minimum value as a result of the modification. Assume the same facts as in Figure 3-2, except that the original option allowed for net-share settlement at the employee’s election, requiring the company to account for the option as a variable award under prior guidance. After the adoption of ASC 718, the company would continue to account for the stock option as a variable award under prior guidance. Subsequent to the adoption of ASC 718, the company modifies the option. At the date of the modification, the company would cease variable accounting under prior guidance and the accounting treatment would require two steps: 1. The option’s intrinsic value would be remeasured at the modification date to determine any unamortized intrinsic value (a). 2. The fair value of the option before the modification would be compared to the fair value of the option after the modification to determine the incremental fair value of the option (b). The company would recognize a combination of the unamortized intrinsic value under prior guidance and incremental value under ASC 718 (i.e., the sum of (a) and (b)) over the remaining requisite service period. The remaining compensation cost is fixed as of the modification date (assuming the option qualifies for equity classification) and variable accounting under prior guidance would be discontinued because the option is now subject to ASC 718 as a result of the modification. 3.7 Classification of various types of awards provided to employees of “pass-through” entities It is often difficult to determine the classification of awards to employees of partnerships, limited liability companies (“LLCs”) and similar pass-through entities. Awards to employees of pass-through entities may be akin to equity interests or profit sharing/bonus arrangements. This is because the underlying equity on which these awards are granted may contain rights that differ from other equity instruments of the entity. In December 2006, the SEC staff noted that pre-IPO companies often create special classes of stock to provide employees with an opportunity to participate in appreciation realized through a future IPO or sale of the company. While there are no bright lines, the SEC staff noted that judgment should be used to determine whether the arrangement is more akin to a performance bonus or profit-sharing arrangement, and therefore liability classified, rather than an equity classified stock-based- compensation award. Exhibit E

Nonpublic companies PwC 3-15 The terms of a “profits interest award” in a pass-through entity vary from plan to plan. Depending on the terms of the award, the interest may be similar to the grant of an equity interest, a stock option, a stock appreciation right, or a profit-sharing arrangement. A profits interest award should be accounted for based on its substance. A profits interest award that is in substance a profit-sharing arrangement or performance bonus would generally not be within the scope of the stock-based compensation guidance (ASC 718) and would be accounted for under the guidance for deferred compensation plans (ASC 710-10), similar to a cash bonus. However, if the arrangement is based, at least in part, on the price of the company’s shares or other equity instruments, the arrangement would be accounted for under ASC 718. If the arrangement is determined to be an in-substance stock-based compensation award within the scope of ASC 718, the guidance in ASC 718 regarding classification should also be considered in order to conclude whether the award is equity-classified or liability-classified (refer to section SC 1.12 titled “Liability-Classified Awards” in Chapter SC 1). PwC observation In many cases, these arrangements will have features that are both similar to equity and liabilities. Some characteristics should be considered to bear more weight than others, depending on the specific facts and circumstances of the entity and the arrangement. Significant judgment is required in reaching a conclusion as to the appropriate classification. If it is determined an award predominately has characteristics of equity and is subject to the scope of stock-based compensation guidance (ASC 718), an assessment should be performed to determine whether liability classification is still required under that guidance (e.g., due to repurchase features). Figure 3-3 provides a list of the general characteristics to consider when determining the appropriate accounting model for awards provided to employees of pass-through entities. This list is not all inclusive. Figure 3-3 General characteristics of awards to employees of “pass-through” entities Equity characteristics:1 1. Legal form of the security is equity. 2. Voting rights commensurate with ownership interest. 3. Liquidation rights (Rights to net assets of entity on liquidation. Liquidation rights that are proportionate to other equity holders of a similar class is an equity-like characteristic). 1 If an award (or the underlying equity) is determined to predominately have characteristics of equity, it is subject to the guidance in ASC 718. Therefore, the award might require liability classification based on the provisions in ASC 718. For example, certain repurchase features could require liability classification despite the fact that the instrument underlying the award has the equity characteristics listed in this table.

Nonpublic companies 3-16 PwC 4. Pre-emptive rights (The right of current shareholders to maintain their fractional ownership of a company by buying a proportional number of shares of any future issue of common stock). Sometimes may have “drag-along”2 or “tag-along”3 rights which may have “pre-emptive” characteristics. 5. Distributions proportionate to ownership interest. (Instrument participates in the residual returns of the entity’s net assets in a manner consistent with equity ownership). 6. Initial investment required. 7. Risk of loss of initial capital (Some arrangements require the employee to “purchase” the equity interest, subject to certain vesting provisions or repurchase features. If the employee has risk of loss of this initial investment, it is an equity- like characteristic). 8. Claims to net assets subordinate to debt holders. 9. Interest is transferable after vesting. 10. Employee can retain vested interests on termination of service. 11. Employee is subject to risks and rewards of equity ownership. 12. Management’s intent is to provide the employee an equity ownership interest in the entity. Liability characteristics: 1. Little or no investment required. (It is common that no investment is required in stock compensation arrangements. Thus, it is reasonable that this factor could be outweighed by other equity characteristics.) 2. Repurchase features (puts/calls) based on a formula. 3. Off-market employer call feature linked to employment. (If employer can terminate employee and call award at lower than fair value, this is not an equity- like characteristic.) 4. Rights to share in distributions tied to employment. 5. Other cash settlement provisions. 6. Creditor-like features (e.g., fixed redemption date). 2 A drag-along right grants the controlling shareholder(s) the option to compel shareholders subject to the drag-along provision to sell their shares in a transaction in which the controlling shareholder(s) transfers control of the company, generally under the same terms and in the same proportion. [ASC 805-10-S99.5] 3 A tag-along right grants a shareholder the option to participate in a sale of shares by the controlling shareholder(s), generally under the same terms and in the same proportion. [ASC 805-10-S99.5]

Nonpublic companies PwC 3-17 7. Management’s intent is to provide a performance bonus by allowing employee to share in profits and distributions of the entity during employment. 8. Profits interest is used in lieu of cash performance bonuses. 9. Profits interest used instead of cash bonuses for preferential tax treatment. (If cash bonuses were paid, these would be immediately taxable to the employee as ordinary income. Under profits interest structure, tax is deferred until realization and taxed at capital gains rates.)

5 Accounting for liability instruments Financial reporting developments Share-based payment | 156 Subsequent Measurement 718-30-35-4 Regardless of the measurement method initially selected under paragraph 718-10-30-20, a nonpublic entity shall remeasure its liabilities under share-based payment arrangements at each reporting date until the date of settlement. The fair-value-based method is preferable for purposes of justifying a change in accounting principle under Topic 250. Example 1 (see paragraph 718-30-55-1) provides an illustration of accounting for an instrument classified as a liability using the fair-value-based method. Example 2 (see paragraph 718-30-55-12) provides an illustration of accounting for an instrument classified as a liability using the intrinsic value method. Nonpublic entities may elect to account for liability awards using (1) the fair-value method (or the calculated-value method described in Section 7.4.2, using an appropriate industry sector index to estimate volatility, if the company cannot reasonably estimate its own volatility) or (2) the intrinsic-value method. Regardless of the measurement method used, the liability award must be remeasured at each reporting date until the award is settled. The choice of measurement method is an accounting policy decision and should be applied consistently to all awards accounted for as liabilities. An illustration of the accounting for a liability award at intrinsic value is provided in ASC 718 as indicated above. We have not reproduced that example in this publication because, except for the exclusion of the time value of the instrument, the accounting is identical to the example provided in Section 5.4.1. As indicated above, the fair value method is preferable to the intrinsic value method. As a result, a nonpublic company may voluntarily change from the intrinsic-value method to the fair-value method of accounting for liabilities, but a change from the fair-value method to the intrinsic-value method is not permitted. 5.6 Awards of profits interests and similar interests As discussed in Section 2.2.4, an award of an instrument that represents a legal equity interest in a partnership, limited liability partnership or limited liability corporation (LLC) is within the scope of ASC 718. Further, for purposes of accounting for share-based payments granted by a pass-through entity (e.g., awards of capital interests or profits interests in a partnership or LLC), an individual who provides services to the pass-through entity is considered an employee of the pass-through entity if the individual qualifies as a common law employee of that entity, despite the fact that the pass-through entity does not classify the individual as an employee for payroll tax purposes (because the grantee is a “partner” of such pass-through entities). Some general factors to consider in determining whether the individual is a partner versus an employee include: a. Form of ownership — If the individual has made a contribution and signed a partnership agreement that will provide for an allocation in the profits and losses along with distributions, and the individual receives a K-1 for tax purposes, the arrangement may be more akin to a partner arrangement. Alternatively, employee classification may be appropriate if the individual’s amount of ownership is determined based upon providing a service or meeting a particular performance condition where the failure to meet either of these requirements will result in the partnership interest ceasing to exist. b. Governance of the partnership — If the individual is part of a visible group that is known to have ultimate authority on the enterprises direction, then this is a general indicator of a partner. c. Funding participation — A partner is generally required to provide a fixed dollar amount based upon their percentage of ownership when capital is needed. Exhibit F

5 Accounting for liability instruments Financial reporting developments Share-based payment | 157 It can be difficult to determine whether awards to employees of pass-through entities should be accounted for under ASC 718 because the underlying equity on which these awards are based may contain rights that differ from other equity instruments of the entity. As highlighted by the SEC staff (discussed below), the first question to be addressed with respect to profits interests, or other special classes of stock granted to employees (e.g., instruments granted to employees whose value is based predominantly on the operations of a particular subset of the parent's operations), is whether the award is in fact a substantive class of equity for accounting purposes, or is instead similar to a performance bonus or profit sharing arrangement. In his 11 December 2006 speech at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Joseph Ucuzoglu, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission, stated, “When making this determination, all relevant features of the special class must be considered. There are no bright lines or litmus tests. When few if any assets underlie the special class, or the holder's claim to those assets is heavily subordinated, the arrangement often has characteristics of a performance bonus or profit-sharing arrangement. Instruments that provide the holder with substantive voting rights and pari passu dividend rights are at times indicative of an equity interest. Consideration should also be given to any investment required, and any put and call rights that may limit the employee's downside risk or provide for cash settlement.” In addition, Mr. Ucuzoglu’s speech further expressed, “When the substance of the instrument is that of a performance bonus or profit sharing arrangement, it should be accounted for as such. In those circumstances, any returns to the employee should be reflected as compensation expense, not as equity distributions or minority interest expense. Further, if the employee remitted consideration at the outset of the arrangement in exchange for the instrument, such consideration should generally be reflected in the balance sheet as a deposit liability.” As indicated above, if an arrangement is similar to a performance bonus or profit sharing arrangement and is not in fact an award of a substantive class of equity, the arrangement would be subject to ASC 710. However, if payment under the arrangement is based, at least in part, on the price of the company’s shares or other equity instruments, the arrangement should be accounted for under ASC 718. Questions frequently arise whether certain interests in pass-through entities (e.g., profits interests) represent liability or equity instruments for purposes of classification of share-based payments. For example, a profits interest may entitle the interest holder to a portion of any distributions made once senior interest holders obtain a specified return. Depending on the terms of the profits interest award, that interest may be similar to the grant of an equity interest (restricted stock that is subordinate to existing equity), a stock option (the right to purchase an interest at a future date at a specified strike price), a stock appreciation right (the right to receive, in cash, an amount equal to the appreciation in the fair value of an underlying profits interest), or a profit-sharing arrangement. We believe a profits interest award should be accounted for based on its substance. The terms of the plan that should be considered in determining how to account for a profits interest award include the investment required, the liquidation or repayment provisions, and the provisions for realization of value. All facts and circumstances surrounding the award should be considered in making that judgment. However, in determining whether an award should be classified as a liability or equity, we believe that the key factors relate to (a) the legal form of the instrument (to be classified as equity it must be considered legal equity of the partnership or LLC), (b) participation features such as voting rights, distribution rights and liquidation rights (i.e., to be classified as equity the instrument must participate in the residual returns of the entity’s net assets in a manner consistent with equity ownership), (c) transferability of the instrument, (d) retention of vested interests upon termination of employment (liability classification is likely when vested interests are not retained upon termination) and (e) the settlement and repurchase features discussed throughout this chapter.

5 Accounting for liability instruments Financial reporting developments Share-based payment | 158 Questions frequently arise about the valuation of profits interests. Some companies have suggested that a profits interest has no value because (a) if the entity were liquidated immediately, the profits interest holder would normally not be entitled to a distribution and (b) a basis of zero is frequently assigned to the profits interest for tax purposes. While the valuation of profits interests is beyond the scope of this publication, we believe assertions of zero value for such awards are not consistent with the concepts of fair value and would suggest no retention benefit in granting the profits interests to the employees. We believe it is inappropriate to assume immediate liquidation when estimating the fair value of a profits interest, in part because that assumption would be inconsistent with the financial statement presumption that the entity is a going concern. In fact, the SEC staff has rejected the use of valuation methodologies that focus predominately on the amount that would be realized by the holder in a current liquidation. Rather, we believe that the valuation of a profits interest should consider future reasonably possible cash flow scenarios, many of which presumably would result in distributions to the profits interests’ holders. The valuation is similar to the valuation of common stock when the liquidation preference of preferred stock would absorb all distributions by the entity if it were liquidated currently. In addition, it is important to note that even when profits interests and other special classes of stock are considered to be substantive classes of equity for accounting purposes, the terms of these instruments may result in a requirement to classify the instruments outside of permanent equity in the balance sheet pursuant to ASC 480-10 (discussed further in Section 5.2.3.5) and to present earnings per share in accordance with the two-class method pursuant to ASC 260-10 (discussed further in Section 11.8).

Exhibit G

Recognition of Compensation Costs

- Self-constructed property, plant, and equipment;
- Loan origination fees and costs capitalized in accordance with FASB Statement No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases* (ASC Subtopic 310-20, *Receivables - Nonrefundable Fees and Other Costs*);
- Deferred acquisition costs in the insurance industry;
- Computer software costs capitalized in accordance with FASB Statement No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed* (ASC Subtopic 985-20, *Software - Cost of Software to Be Sold, Leased, or Marketed*), or AICPA Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* (ASC Subtopic 350-40, *Intangibles--Goodwill and Other - Internal-Use Software*);
- Contract costs for arrangements accounted for in accordance with AICPA Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* (ASC Subtopic 605-35, *Revenue Recognition - Construction-Type and Production-Type Contracts*);
- Direct-response advertising costs capitalized in the limited situations described in AICPA Statement of Position No. 93-7, *Reporting on Advertising Costs* (ASC Subtopic 720-35, *Other Expenses - Advertising Costs*);
- Mine development costs;
- Exploration costs capitalized in the oil and gas industry; and
- Goodwill or other acquired assets as a consequence of share options issued to effect a business combination.

4.065 When compensation cost is properly capitalized as part of the cost of an asset, the related expense will not be recognized in the period that the compensation cost is recognized. In this situation, entities will need to have a process in place to determine the appropriate classification and subsequent accounting for the related compensation cost.

AWARDS OF PROFITS INTERESTS

4.066 An award of ownership interests in partnerships, limited liability partnerships (LLPs), or limited liability corporations (LLCs) is generally within the scope of Statement 123(R) (ASC Topic 718). Statement 123(R) (ASC Section 718-10-20)'s definition of the term *shares* includes various forms of ownership interests that may not take the legal form of securities (i.e., partnership interests), as well as other interests, including those that are liabilities in substance but not in form.

4.067 Some pass-through entities issue share-based payment arrangements called *profits interests*. However, this term can be used to refer to a wide range of arrangements and/or

KPMG SHARE-BASED PAYMENT: AN ANALYSIS OF STATEMENT 123(R) (ASC TOPIC 718)

© 2012 KPMG LLP, a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved.

259

Recognition of Compensation Costs

take on a variety of legal forms. Typically profits interests entitle the interest holder to a portion of any distributions made once senior interest holders obtain a specified return. Based on the guidance of Issue 40(b) of EITF 00-23, the interest may be similar to the grant of an equity interest (nonvested stock that is subordinate to existing equity), a stock appreciation right, or a profit-sharing arrangement depending on the terms of the profits interests award. The EITF concluded that a profits interests award should be accounted for based on its substance. The Task Force observed that the terms of the plan that should be considered in determining how to account for a profits interests award include the investment required, the liquidation or repayment provisions, and the provisions for realization of value. All facts and circumstances surrounding the award should be considered in making that judgment. Specifically, when assessing the substance of the arrangement, one would look at the legal form of the instrument, participation features, and settlement/repurchase features.

4.068 Entities should consider the following factors in determining whether the substance of a profits interests award is a share-based payment arrangement within the scope of Statement 123(R) (ASC Topic 718) or a profit sharing arrangement that is not:

- Whether the award requires a substantial investment by the employee that is at risk for loss on changes in the fair value of the entity;
- Whether the vesting terms are such that after vesting or exercise the interest entitles the employee to participate in distributable profits earned; and
- Whether after vesting, the employee participates and realizes the benefit of increases in value of the entity from grant date.

Q&A 4.18: Award of Profits Interests--Part I

Background

An LLC grants Class C units to employees. The terms of the Class C units provide for a cash payment to the employees equal to 5% of the increase in the book value of the LLC. The employees are not required to make a capital contribution to receive the Class C units. When an employee leaves the LLC (whether for voluntary termination, death, disability, or retirement), the Class C unit is forfeited and it becomes available to be distributed to other employees.

Q. Is the Class C unit a share-based payment?

A. No. This Class C unit does not represent an equity interest in the LLC because the employees do not have an investment at risk and there is no vesting provision in the award. There is no investment at risk because the employees do not have an interest in the existing net assets of the company at grant date (i.e., they only share in the increase in the book value subsequent to the grant date). There is no vesting provision because the award is always forfeited when an employee leaves, regardless of how long the employee has been employed with the LLC. As a consequence, this award is treated as a profit-sharing arrangement, under which the employees have the right to receive a cash bonus in

KPMG SHARE-BASED PAYMENT: AN ANALYSIS OF STATEMENT 123(R) (ASC TOPIC 718)

260

© 2012 KPMG LLP, a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved.

Recognition of Compensation Costs

an amount equal to a specified percentage of the LLC's profits for the year. Therefore, the LLC should account for the awards as a profit-sharing arrangement and should recognize compensation cost based on the amount to which the employees are entitled each period.

Q&A 4.19: Award of Profits Interests--Part II

Background

An employee purchases membership interests from its LLC employer. The employee has rights to participate in residual returns of the LLC. The membership interests vest ratably over a four-year period. If the employee terminates employment, the unvested membership interests will be repurchased by the LLC at the initial purchase price. On change in control, the employee is entitled to the highest price per percentage interest paid or offered for any class of membership interest held at that time.

Q. Is this unit a share-based payment?

A. Yes. This instrument represents an equity interest in the LLC because the employee has an investment at risk, that is, an interest in the existing net assets of the company at grant date. In addition, the award contains vesting provisions. Therefore, the LLC should account for the awards as equity-classified, prepaid share option and should recognize compensation cost over the requisite service period based on the grant-date fair value.

4.069 As with other equity-based compensation, profits interests that represent share-based payment awards are valued at the grant date for purposes of recognizing compensation cost and be evaluated to determine whether equity or liability classification is appropriate. While the profits interest holder often does not have immediate liquidity (e.g., amounts are paid to the interest holder only on the occurrence of a liquidity event), the award has value to the holder due to the *upside* potential. In determining the fair value of profits interests, it is inappropriate to assume immediate liquidation of the profits interests. Instead, the valuation should be based on future cash flows that profits interest holders will be entitled to under the specified terms for cash distributions. This is similar to the valuation of common stock in a closely held entity when preferred stockholders have distribution preferences and common shareholders only share in appreciation or cash flows beyond a *hurdle* amount. See Paragraph 2.111, ―Valuation Techniques to Establish Enterprise Value" for further discussion on this concept.

KPMG SHARE-BASED PAYMENT: AN ANALYSIS OF STATEMENT 123(R) (ASC TOPIC 718)

© 2012 KPMG LLP, a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved.

261

Recognition of Compensation Costs

Example 4.34: Promote Units

Assume the following structure exists:


ABC
(Reporting Company)
100% of
Class A Units
60% of
Class B Units
ABC
Employees
40% of
Class B Units
Value Partners *
(VP)
Services
Fees and Promote Units
Fund
* Consolidated by ABC

Background

As part of the profit-sharing arrangement between the Fund and VP, VP distributes 50% of the VP's return on investment if the fund exceeds 10% of investment. This additional capital distribution made by the VP is in the form of promote units. The promote units are distributed as follows if the fund exceeds 10% of investment.

Investors:	**Vesting Schedule:**
60% to ABC	Vest immediately
40% to ABC employees that invested in VP	Vest over 3 years

Assumptions

On December 20X7, the VP distributes 100 promote units to their investors

Estimated forfeiture rate for the	None expected

KPMG SHARE-BASED PAYMENT: AN ANALYSIS OF STATEMENT 123(R) (ASC TOPIC 718)

262

© 2012 KPMG LLP, a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved.

Recognition of Compensation Costs

unvested units
Grant-date fair value of promote units $10

The promote units distributed to the ABC employees would be considered performance-based share-based payments for services rendered to ABC and would be within the scope of Statement 123(R) (ASC Topic 718). This conclusion is based on the following factors:

VP financials are included in the consolidated financial statements of ABC, thus ABC employees are considered to be employees of the consolidated group;
A vesting schedule is established indicating that the units were issued in connection with a performance-based compensation arrangement in connection with services provided to the consolidated group (ABC)

Accordingly, compensation cost related to the promote units awarded to ABC's employees, which is based on the grant-date fair value, should be recognized over the three-year service period.

EMPLOYER LOAN FEATURES

4.070 Employers may provide financing to employees for the purchase of stock or the payment of the exercise price of share options. For public companies, there are regulatory limits on such loans under Sarbanes-Oxley Act of 2002. The financing may be recourse or nonrecourse notes and the accounting for these loans is dependent on certain factors in addition to the form of the note. A nonrecourse loan represents an employee loan that is collateralized only by the stock purchased and the employer's only recourse is to the stock itself. A recourse loan represents a loan that the company is able, and clearly intends, to foreclose on the employee's other assets in the event of default by the employee.

NONRECOURSE LOAN

4.071 Paragraph 6 of Statement 123(R) (ASC paragraph 718-10-25-4) indicates that stock compensation arrangements should be accounted for according to their substance. For example, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of share options. Thus, such a transaction would be accounted for as a share option grant.

4.072 The terms of a share-based payment award and any related arrangements need to be reflected in the measurement of the fair value of the award. For example, the fair value of a substantive share option structured as the exchange of equity shares for a nonrecourse note will differ depending on whether the employee is required to pay nonrefundable interest on the note (i.e., the nonrecourse principal and interest is considered part of the exercise price of the share option). If an employee is required to pay nonrefundable interest on the nonrecourse note, the employer should not recognize

KPMG SHARE-BASED PAYMENT: AN ANALYSIS OF STATEMENT 123(R) (ASC TOPIC 718)

© 2012 KPMG LLP, a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved.

263